Ex99.52

NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS OF
ROUTERMASTER CAPITAL INC.

NOTICE OF MEETING
AND MANAGEMENT INFORMATION CIRCULAR

TO BE HELD AT:
65 Queen Street West
9th floor, Toronto, Ontario, Canada
M5H 2M5
Friday, February 26, 2021 at 10:00 a.m. (Toronto time)

ROUTEMASTER CAPITAL INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

You are invited to the 2020 annual and special meeting (the “Meeting”) of common shareholders (the “Shareholders”) of Routemaster Capital Inc. (the “Corporation”).
When:  Friday, February 26, 2021 at 10:00 a.m. (Toronto time)
Where:  65 Queen Street West, 9th floor, Toronto, Ontario, M5H 2M5
The purpose of the Meeting is as follows:

1.
Financial Statements. Receive and consider the audited consolidated financial statements as at and for the fiscal year ended December 31, 2019, together with the report of the auditor thereon, and the unaudited interim financial statements as at and for the nine-month period ended September 30, 2020;

2.	Auditor Appointment. Appoint McGovern Hurley LLP as auditor of the Corporation;
3.	Elect Directors. Consider and elect the directors for the ensuing year;
4.	Stock Option Plan. Consider and re-approve the Corporation’s rolling stock option plan (the “Stock Option Plan”);
5.	Name Change. Consider and approve the Corporation’s name change to “DeFi Technologies Inc.” and
6.	Other Business. Consider other business as may properly come before the Meeting or any postponement(s) or adjournment(s) thereof.
The details of all matters proposed to be put before the Shareholders at the Meeting are set forth in the management information circular (the “Circular”) accompanying this Notice of Meeting. At the Meeting, Shareholders will be asked to approve each of the foregoing items.
The board of directors of the Corporation unanimously recommends that the Shareholders vote FOR each of the appointment of McGovern Hurley LLP as auditor of the Corporation, the election of the directors of the Corporation for the ensuing year and the re-approval of the Stock Option Plan.
Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.
The directors of the Corporation have fixed the close of business on January 25, 2021 as the record date, being the date for the determination of the registered Shareholders entitled to notice and to vote at the Meeting and any adjournments(s) or postponement(s) thereof.
AS A RESULT OF THE GOVERNMENTAL PROHIBITION AGAINST GROUP GATHERINGS AND TO HELP REDUCE THE SPEAD OF COVID-19, ONLY REGISTERED SHAREHOLDERS AND/OR THEIR APPOINTEES MAY ATTEND THE MEETING IN PERSON. IN ADDITION, WE STRONGLY ENCOURAGE ALL SHAREHOLDERS TO NOT ATTEND THE MEETING IN PERSON AND TO VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY, AS DESCRIBED BELOW.
Shareholders and/or their appointees may participate in the Meeting by way of conference call however    votes    cannot    be    cast    on    the    conference    call.    Please    register        at https://us02web.zoom.us/meeting/register/tZwrdeyhqzopE9UO7uAFWAwnk16gVNhvBFR9 to receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www.SEDAR.com.

Proxies are being solicited by management of the Corporation. A form of proxy for the Meeting accompanies this notice (the “Proxy”). Shareholders who are entitled to vote at the Meeting may vote either in person or by Proxy. Shareholders who are unable to be present in person at the Meeting are requested to complete, execute and deliver the enclosed Proxy to the Corporation’s registrar and transfer agent, TSX Trust, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 by no later than 10:00 a.m. (Toronto time) on February 24, 2021, or if the Meeting is adjourned or postponed, by no later than 48 hours prior to the time of such reconvened meeting (excluding Saturdays, Sundays and holidays). The Chairman of the Meeting may waive or extend the time limit for the deposit of Proxies. Beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary should follow the instructions provided by their broker, custodian, nominee or other intermediary in order to vote their Common Shares.
Registered holders of the potash stream preferred shares of the Corporation are hereby provided with notice of, and are entitled to attend, the Meeting and be heard at such Meeting.
DATED at Toronto, Ontario as of the 29th  day of January, 2021

BY ORDER OF THE BOARD OF DIRECTORS

  (signed) “Daniyal Baizak”
President and Chief Executive Officer

ROUTEMASTER CAPITAL INC.

MANAGEMENT INFORMATION CIRCULAR JANUARY 29, 2021

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 26, 2021

INFORMATION REGARDING CONDUCT OF MEETING

Solicitation of Proxies

This management information circular (“Circular”) is furnished in connection with the solicitation by the management of Routemaster Capital Inc. (the “Corporation” or “Routemaster”) of proxies to be used at the annual general and special meeting (the “Meeting”) of holders of common shares of the Corporation to be held at 65 Queen Street West, 9th Floor, Toronto, Ontario, Canada on Friday, February 26, 2021 at 10:00 a.m. and at any postponement(s) or adjournment(s) thereof for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). References in this Circular to the “Meeting” include references to any postponement(s) or adjournment(s) thereof. It is expected that the solicitation will be primarily by mail but proxies may also be solicited through other means by employees, consultants and agents of the Corporation. The cost of solicitation by management will be borne by the Corporation.

The board of directors of the Corporation (the “Board”) has by resolution fixed the close of business on January 25, 2021 as the record date for the meeting (the “Record Date”) being the date for the determination of the registered holders of common shares (the “Common Shares”) entitled to notice of and to vote at the Meeting and any postponement(s) or adjournment(s) thereof (the “Shareholders”). The Board has by resolution fixed 10:00 a.m. (Toronto time) on February 24, 2021, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement(s) or adjournment(s) of the Meeting, as the time by which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Corporation’s transfer agent, TSX Trust. The proxy cut-off time may be waived or extended by the Board or a person authorized by the Board in its sole discretion without notice.

The Corporation shall make a list of all persons who are registered holders of Common Shares on the Record Date and the number of Common Shares registered in the name of each person on that date. Each Shareholder is entitled to one (1) vote on each matter to be acted on at the Meeting for each Common Share registered in his or her name as it appears on the list.

These materials are being sent to both registered and non-registered owners of Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with the applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not  the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Unless otherwise stated, the information contained in this Circular is as of January 29, 2021. All dollar amount references in this Circular, unless otherwise indicated, are expressed in Canadian dollars.
AS A RESULT OF THE GOVERNMENTAL PROHIBITION AGAINST GROUP GATHERINGS AND TO HELP REDUCE THE SPEAD OF COVID-19, ONLY REGISTERED SHAREHOLDERS AND/OR THEIR APPOINTEES MAY ATTEND THE MEETING IN PERSON. IN ADDITION, WE STRONGLY ENCOURAGE ALL SHAREHOLDERS TO NOT ATTEND THE MEETING IN PERSON AND TO   VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY, AS DESCRIBED BELOW.

Shareholders and/or their appointees may participate in the Meeting by way of conference call however votes cannot be cast on the conference call. Please register at https://us02web.zoom.us/meeting/register/tZwrdeyhqzopE9UO7uAFWAwnk16gVNhvBFR9 to receive conference call details. Electronic copies of the Meeting materials may be obtained under the Corporation’s profile on www.SEDAR.com.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A Shareholder desiring to appoint some other person or entity to represent him at the Meeting may do so by inserting such person’s name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of TSX Trust, the transfer agent of the Corporation, as indicated on the enclosed envelope not later than the times set out above.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a proxy given pursuant to this solicitation by depositing an instrument in writing (including another proxy bearing a later date) executed by the Shareholder or by an attorney authorized in writing at 65 Queen Street West, Suite 800, Toronto, Ontario M5H 2M5 at any time up to and including the last business day preceding the day of the Meeting.

Voting of Proxies

Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy will be voted for each of the matters to be voted on by Shareholders as described in this Circular or withheld from voting or voted against if so indicated on the form of proxy and in accordance with the instructions of the Shareholder on any ballot that may be called for and that, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. In the absence of such election, the proxy will confer discretionary authority to be voted in favour of each matter for which no choice has been specified. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxies.

Non-Registered Holders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder who is not a registered Shareholder (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary with whom the Non-Registered Holder deals in respect of the Common Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans (an “Intermediary”); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited of which the Intermediary is a participant). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation will distribute copies of the Notice of Meeting, forms of proxy and this Circular to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are then required to forward the Meeting materials to Non-Registered Holders unless the Non-Registered Holder has waived the right to receive them. Non-Registered Holders will be given, in substitution for the proxy otherwise contained in proxy-related materials, a request for voting instructions (the “VIF”) which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.
The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives the VIF wish to vote at a Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should so indicate in the place provided for that purpose in the VIF and a form of legal proxy will be sent to the Non-Registered Holder. In any event, Non-Registered Holders should carefully follow the instructions of their Intermediary set out in the VIF.
Routemaster management does not intend to pay Intermediaries to forward the Meeting materials to objecting Non-Registered Holders. Objecting Non-Registered Holders will not receive the Meeting materials unless the objecting Non-Registered Holder’s Intermediary assumes the cost of delivery.

Interest of Persons in Matters to be Acted Upon

No director or executive officer of the Corporation, nor any person who had held such a position since the beginning of the last completed financial year end of the Corporation, no nominee director nor any respective associates or affiliates of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting other than the election of directors and as possible recipients of stock options (“Stock Options”) under the Corporation’s stock option plan (the “Stock Option Plan”).

Voting Securities and Principal Holder Thereof

The authorized capital of the Corporation consists of an unlimited number of Common Shares and 20,000,000 non-voting potash stream preferred shares. As of the Record Date, the Corporation had 104,301,670 Common Shares issued and outstanding. Each Common Share will entitle the holder thereof to one (1) vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to the Common Shares other than Forbes & Manhattan, Inc. (“Forbes”) who owns 16,858,735 Common Shares representing approximately 16.16% of the issued and outstanding Common Shares.

DIRECTOR AND EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

For the financial year ended December 31, 2019, the objectives of the Corporation’s compensation strategy were to ensure that compensation for its Named Executive Officers (as defined herein) is sufficiently attractive to recruit, retain and motivate high performing individuals to assist the Corporation in achieving its goals. The Corporation also ensures that compensation is fair, balanced and linked to the performance of the Corporation and the individual Named Executive Officer.
Compensation for the Named Executive Officers is composed primarily of three components: base fees, performance bonuses and the granting of Stock Options. Performance bonuses are awarded from time to time having regard to the performance of the Corporation and the individual Named Executive Officer. In establishing the levels of monthly base fees, the award of Stock Options and performance bonuses, the Corporation takes into consideration individual performance, responsibilities and length of service and previous grants of Stock Options. Performance is discussed informally by the directors in light of achievement of the Corporation’s strategic objective of growth and the enhancement of Shareholder value through increases in the trading price of its Common Shares.

The Board recommends the monthly base fees, performance bonus and Stock Options to be granted to the Named Executive Officers. The Board does not have a pre-determined compensation plan, but rather reviews informally the performance of the Named Executive Officers when determining compensation levels. Factors considered include: the long-term interests of the Corporation and its Shareholders, the financial and operating performance of the Corporation and each Named Executive Officers individual performance, contribution towards meeting corporate objectives, responsibilities and length of service; however, these factors were informally discussed and there are no formal pre-determined goals or formal measures, nor does the Board conduct any survey of competitors or have any defined benchmarks.
The Board believes that an informal process for determining compensation of Named Executive Officers is appropriate for a company of its size and that the compensation paid to each Named Executive Officer during the last fiscal year was commensurate with the Named Executive Officer’s position, experience and performance.

Directors
Compensation of directors of the Corporation is determined on a case-by-case basis with reference to the role that each director provides to the Corporation. Directors may receive cash bonuses and in addition, are entitled to participate in the Stock Option Plan, which is designed to give each option holder an interest in preserving and maximizing Shareholder value. Such grants are determined by an informal assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Corporation.
The Corporation does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather, the Corporation uses informal goals natural to development companies such as strategic acquisitions, advancement of exploration and development, equity and debt financing and other transactions and developments that serve to increase the Corporation’s valuation. Such goals are not pre-set.
Officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

Risks Associated with Compensation
In light of the Corporation’s size and the balance between long-term objectives and short-term financial goals with respect to the Corporation’s executive compensation program, the Board does not deem it necessary to consider at this time the implications of the risks associated with its compensation policies and practices.

Financial Instruments
The Corporation does not currently have a policy that restricts directors or NEOs  from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, to the knowledge of the Corporation as of the date hereof, no director or NEO of the Corporation has participated in the purchase of such financial instruments.

Performance Graph
The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on the S&P/TSX Composite Index for the period of January 1, 2014 to December 31, 2020, assuming the reinvestment of any dividends.

As the Corporation listing the Common Shares for trading on the NEO Exchange Inc. (“NEO”) on January 19, 2021, the trends in the graph above are over a period time during which the Corporation was a venture issuer on the TSX Venture Exchange and therefore reflect higher volatility in the trading price of the Common Shares. During this same period, the Corporation has generally paid a steady level of base fees to its NEOs with no additional performance bonuses or grant of stock options.

NEO Summary Compensation Table

The following table summarizes the compensation paid during the three most recently completed financial years in respect of the individuals who were carrying out the role of the President & Chief Executive Officer (“CEO”) of the Corporation, Chief Financial Officer (“CFO”, and together with the  CEO, the “Named Executive Officers” or “NEOs”) of the Corporation. No other officer, employee or consultant of the Corporation received total compensation of $150,000 or greater.

Name and principal position	Year Ended	Salary ($)(1)	Share awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)		All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Daniyal Baizak(2) Chief Executive Officer and Director	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A
James Lanthier(2) Former Chief Executive Officer and Director	2019	30,000	N/A	N/A	N/A	N/A	N/A	30,000
	2018	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Vikram Pathak (2) Former President, CEO and Director	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2018	140,699	N/A	Nil	N/A	N/A	Nil	140,699
	2017	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fred Leigh (2) Former President, CEO and Director	2019	90,000	N/A	Nil	N/A	N/A	Nil	90,000
	2018	30,000	N/A	Nil	N/A	N/A	Nil	30,000
	2017	120,000	N/A	Nil	N/A	N/A	Nil	120,000
Ryan Ptolemy Chief Financial Officer	2019	30,000	N/A	Nil	N/A	N/A	Nil	30,000
	2018	30,000	N/A	Nil	N/A	N/A	Nil	30,000
	2017	30,000	N/A	Nil	N/A	N/A	Nil	30,000
Notes:
(1)
Compensation has been paid as consulting fees under the independent contractor agreement with the Named Executive Officer as described under the heading “Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts” of this Circular.

(2)
On March 14, 2018, Mr. Leigh resigned as President, CEO and Director and was replaced by Mr. Pathak. Mr. Pathak was appointed to the Board on December 11, 2017. Mr. Pathak resigned as President, CEO and director on December 21, 2018 and was replaced by Mr. Leigh. On October 9, 2019, Mr. Lanthier was appointed as Chief Executive Officer and a director following the resignation of Mr. Leigh. On March 10, 2020, Mr. Leigh was appointed as Chief Executive Officer and a director following the resignation of Mr. Lanthier. On September 11, 2020, Mr. Baizak was appointed as Chief Executive Officer and a director following the resignation of Mr. Leigh.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2019.

Outstanding Share-Based Awards and Option-Based Awards
	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercis ed in-the- money options ($)(1) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
James Lanthier Former President and CEO	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Ryan Ptolemy Chief Financial Officer	200,000	200,000 options at $0.11	September 29, 2021	Nil	N/A	N/A	N/A
•	Notes:
•	(1) Based on the closing market price of $0.04 of the Common Shares on December 31, 2019 and subtracting the exercise price of the options.
•	(2) These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Value on Pay-Out or Vesting of Incentive Plan Awards

None of the Named Executive Officers exercised any options during the year ended December 31, 2019.

Employment, Consulting and Management Agreements
The following describes the respective consulting and employment agreements entered into by the Corporation and its NEOs as of the date hereof.

Name	Termination Notice Period	Monthly Fees	Severance on Termination	Severance on Change of Control(1)
Daniyal Baizak Chief Executive Officer and Director	30 days	$5,000	3 months’ fees	N/A
Ryan Ptolemy, Chief Financial Officer	30 days	$5,000	6 months’ fees	24 months base fees plus aggregate cash bonuses paid in the 24 months prior to the Change of Control.
Notes:
(1) Severance upon a change of control becomes payable In the event of a Change of Control of the Corporation and within one year following the date of the Change of Control the Corporation or the officer elects to terminate the agreement.

For the purpose of the agreements set forth above, “Change of Control” shall be defined as the acquisition by any person (person being defined as an individual, a company, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Business Corporations Act (Ontario)) of: (i) shares or rights or options to acquire shares of the Corporation or securities which are convertible into shares of the Corporation or any combination thereof such that after the completion of such acquisition such person would  be  entitled  to  exercise  30%  or  more  of  the  votes  entitled  to  be  cast  at  a  meeting  of   the shareholders of the Corporation; (ii) shares or rights or options to acquire shares of any material subsidiary of the Corporation or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 30% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (iii) more than 50% of the material assets of the Corporation, including the acquisition of more than 50% of the material assets of any material subsidiary of the Corporation.

Summary of Termination Payments

The estimated incremental payments, payables and benefits that might be paid to the Named Executive Officers pursuant to the above noted agreements in the event of termination without cause or after a Change of Control (assuming such termination or Change of Control is effective as of the Record Date) are detailed below:

Named Executive Officer	Termination not for Cause ($)	Value of Unvested Options ($) upon termination not for cause	Termination on a Change of Control ($)	Value of Unvested Options Vested ($) upon Change in Control
Daniyal Baizak
Salary and Quantified Benefits	15,000	Nil	15,000	Nil
Bonus	Nil	Nil	Nil	Nil
Total	15,000	Nil	15,000	Nil
Ryan Ptolemy
Salary and Quantified Benefits	30,000	Nil	120,000	Nil
Bonus	Nil	Nil	Nil	Nil
Total	30,000	Nil	120,000	Nil

Other Arrangements

Other than as disclosed below or elsewhere in this Circular, none of the officers or directors of the Corporation have compensation arrangements pursuant to any other arrangement or in lieu of any standard compensation arrangement.

Kenny Choi – Corporate Secretary

The Corporation entered into a contract with Kenny Choi effective June 11, 2018, pursuant to which Mr. Choi agreed to provide management consulting services to the Corporation. Mr. Choi is entitled to compensation for the provision of such services at base fees of $4,250 per month subject to quarterly review by the Board, plus any such increments thereto, bonuses and grants of options under the Stock Option Plan as the Board may from time to time determine. This agreement continues on a month to month basis and may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any termination fees. In the event of termination without cause, Mr. Choi is entitled to be paid the equivalent of six (6) months of base fees in the form of a lump sum payment within 30 days of the termination date. In the event of a Change of Control of the Corporation (as defined above), the Corporation and Mr. Choi each have a twelve month period following such Change of Control to elect to terminate the agreement. In the event of such election, the Corporation shall, within 30 days of such election, make a lump sum termination payment to Mr. Choi that is equivalent to 24 month base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Choi in the 24 months prior to the Change in Control.

Indebtedness of Directors and Executive Officers

As at the date of this Circular and during the financial year ended December 31, 2019, no director or executive officer of the Corporation (and each of their associates and/or affiliates) was indebted, including under any securities purchase or other program, to (i) the Corporation or its subsidiaries, or (ii) any other entity which is, or was at any time during the financial year ended December 31, 2019, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

Directors’ and Officers’ Insurance and Indemnification

The Corporation maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of directors and officers an aggregate of $3,000,000 in coverage with a deductible of $100,000. The approximate amount of premiums paid by the Corporation in 2019 in respect of such insurance was $16,200.

Interest of Informed Persons in Material Transactions

No informed person (as such term is defined under applicable securities laws) of the Corporation or nominee (and each of their associates or affiliates) has had any direct or indirect material interest in any transaction involving the Corporation since January 1, 2019 or in any proposed transaction which has materially affected or would materially affect the Corporation or its subsidiaries other than as may be disclosed herein.

Director Compensation

Compensation of directors for the financial year ended December 31, 2019 was determined on a case-by- case basis with reference to the role that each director provided to the Corporation. The following information details compensation paid in the recently completed financial year.

During the financial year ended December 31, 2019, directors did not receive any fees,  bonus or incentive stock options from the Corporation. Executive officers who also act as directors of the Corporation do not receive any additional compensation for services rendered in their capacity as directors.

Director Summary Compensation Table

The following table provides information regarding the compensation awarded to each director during the year ended December 31, 2019, other than any NEOs who are also directors, whose compensation was included above.

Name	Fees earned ($)	Share awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)(1)	All other compensation ($)(2)	Total ($)
James Lanthier(1)	Nil	Nil	Nil	Nil	Nil	Nil
Fred Leigh(1)	Nil	Nil	Nil	Nil	Nil	Nil
Tito Ghandi	Nil	Nil	Nil	Nil	Nil	Nil
Willam C. Steers	Nil	Nil	Nil	Nil	Nil	Nil

TOTALS	Nil	Nil	Nil	Nil	Nil	Nil
Notes:
(1)
On October 9, 2019, Mr. Lanthier was appointed as Chief Executive Officer and a director following the resignation of Mr. Leigh. On March 10, 2020, Mr. Leigh was appointed as Chief Executive Officer and a director following the resignation of Mr. Lanthier.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each director outstanding as of December 31, 2019, other than any NEOs who are also directors, whose compensation was included above.

Outstanding Share-Based Awards and Option-Based Awards
	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed
James Lanthier(1)	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Fred Leigh(1)	250,000	250,000 options at $0.11	September 29, 2021	nil	0	0	0
Tito Ghandi	200,000	200,000 options at $0.11	September 29, 2021	nil	0	0	0
Willam C. Steers	Nil	N/A	N/A	N/A	N/A	N/A	N/A
Notes:
(1)	Based on the closing market price of $0.04 of the Common Shares on December 31, 2019 and subtracting the exercise price of the options.
(2)	These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Value on Pay-Out or Vesting of Incentive Plan Awards

No director exercised his or her options during the year ended December 31, 2019.

Stock Option Plan

The Corporation believes that granting stock options to officers, directors, consultants and employees encourages retention and more closely aligns the interests of such key personnel with the interests of shareholders while at the same time not drawing on the limited cash resources of the Corporation.

The Stock Option Plan is designed to advance the interests of the Corporation by encouraging employees, officers and consultants to have equity participation in the Corporation through the acquisition of Common Shares. A copy of the Stock Option Plan is attached at Schedule “B” hereto.  The following is a summary of the terms of the proposed Stock Option Plan, which is qualified in its entirety by the provisions of the Stock Option Plan.
The Stock Option Plan is a “evergreen” stock option plan under NEO Exchange Listing Manual as under the Stock Option Plan the Corporation is authorized to grant Stock Options of up to 10% of its issued and outstanding Common Shares at the time of the Stock Option grant, from time to time, with no vesting provisions. As of the date hereof, there is an aggregate of 5,480,000 Stock Options outstanding under the Stock Option Plan, which represents approximately 5.27% of the outstanding Common Shares.
The terms and conditions of each Stock Option granted under the Stock Option Plan will be determined by the Board.  Stock Options will be priced in the context of the market and in compliance with applicable securities laws and NEO Exchange guidelines. Consequently, the exercise price for any Stock Option shall not be lower than the market price of the underlying Common Shares at the time of grant. Vesting terms will be determined at the discretion of the Board. The Board shall also determine the term of Stock Options granted under the Stock Option Plan, provided that no Stock Option shall be outstanding for a period greater than five years. The Board shall also have complete discretion to set the terms of any vesting schedule of each Stock Option granted.

The Stock Option Plan provides for amendment procedures that specify the kind of amendments to the Stock Option Plan that will require Shareholder approval. The Board believes that except for certain material changes to the Stock Option Plan, it is important that the Board has the flexibility to make changes to the Stock Option Plan without Shareholder approval. Such  amendments  could include making appropriate adjustments to outstanding Stock Options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of options in certain circumstances, specifying practices with respect to applicable tax withholdings and changes to enhance clarity or correct ambiguous provisions.

The Stock Option Plan does not provide for the transformation of Stock Options granted under the Stock Option Plan into stock appreciation right involving the issuance of securities from the treasury of the Corporation.

The Stock Option Plan provides that holders of Stock Options who are restricted from trading in securities of the Corporation during periodic black-out periods imposed by the Corporation shall be entitled to exercise a Stock Option that was set to expire during a black-out period imposed by the Corporation until the day that is five business days following the expiry of the black-out period.
Directors, officers, employees and certain consultants shall be eligible to receive Stock Options under the Stock Option Plan. Upon the termination of an optionholder’s engagement with the Corporation, the cancellation or early vesting of any Stock Option shall be in the discretion of the Board. In general, the Corporation expects that Stock Options will be cancelled 90 days following an optionholder’s termination from the Corporation. Stock Options granted under the Stock Option Plan shall not be assignable.

The Corporation will not provide financial assistance to any optionholder to facilitate the exercise of Stock Options under the Stock Option Plan.
Pursuant to Section 10.13 – Security Based Compensation of the NEO Exchange Listing Manual, the Corporation is required to obtain the approval of its Shareholders to any stock option plan that is a “evergreen” plan every three years at the Corporation’s annual meeting of Shareholders. Accordingly, at the Meeting, Shareholders will be asked to approve the Stock Option Plan.
The table below sets out the outstanding options under the Stock Option Plan, being the Corporation’s only compensation plan under which Common Shares are authorized for issuance, as of the Record Date.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	5,480,000		$4,950,467
Equity compensation plans not approved by security holders	NIL	NIL	NIL
TOTAL	5,480,000		$4,950,467

Corporate Governance Policies

Management of the Corporation and the Board recognize the importance of corporate governance in effectively managing the Corporation, protecting employees and Shareholders, and enhancing Shareholder value.
The Board fulfills its mandate directly and through its Audit Committee, Compensation, Nomination and Governance Committee and other ad hoc committees at regularly scheduled meetings or as required. The directors are kept informed regarding the Corporation’s operations at regular meetings and through reports and discussions with management on matters within their particular areas of expertise. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Corporation’s affairs and in light of opportunities or risks that the Corporation faces.
The Corporation believes that its corporate governance practices are in compliance with applicable Canadian requirements. The Corporation is committed to monitoring governance developments to ensure its practices remain current and appropriate.

Board of Directors

Pursuant to National Instrument 58-101 – Corporate Governance, a director is independent if the director has no direct or indirect relationship with the issuer which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. Certain directors are deemed to have a material relationship with the issuer by virtue of their position or relationship with the Corporation. The Board is currently comprised of four members, of which Messrs. Gandhi, Steers and Wilson are considered to be independent. In assessing whether a director is independent for these purposes, the circumstances of each director have been examined in relation to a number of factors.

Other Public Corporation Directorships

To the best of the Corporation’s knowledge and based on publicly available information, as of the date hereof, the directors of the Corporation hold directorship positions with the following reporting issuers:

Director	Reporting Issuer
Daniyal Baizak	Medivolve Inc.
Tito Ghandi	Q-Gold Resources Ltd.
William C. Steers	Lara Exploration Ltd Jade Power Trust ARHT Media Inc. Sulliden Mining Capital
Bernard Wilson	Aberdeen International Inc. Flora Growth Corp.

Board Mandate
The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. In discharging its mandate, the Board is responsible for the oversight and review of:
•	the strategic planning process of the Corporation;
•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;
•	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and
•	the integrity of the Corporation’s internal control and management information systems.
The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee and the Compensation, Nomination and Governance Committee.
Orientation and Continuing Education
Directors are expected to attend all meetings of the Board and are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions.
The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. The Board notes that it has benefited from the experience and knowledge of individual members of the Board in respect of the evolving governance regime and principles. The Board ensures that all directors are apprised of changes in the Corporation’s operations and business. All Board members are provided with copies of periodic reports on the business and operations of the Corporation.
Nomination of Directors
The Board is largely responsible for identifying new candidates for nomination to the Board. The process by which candidates are identified is through recommendations presented to the Board, which establishes and discusses qualifications based on corporate law and regulatory requirements as well as education and experience related to the business of the Corporation.
Compensation
The Board is responsible for determining the compensation of the directors and CEO of the Corporation. The process by which compensation is determined includes an informal comparative analysis of the market for such services and recommendations presented to the Board. The Board reviews and discusses proposals received by the CEO of the Corporation regarding the compensation of management and the directors.
Board Assessments
The Board and its individual directors are assessed on an informal basis continually as to their effectiveness and contribution. The Chair of the Board encourages discussion amongst the Board as to evaluation of the effectiveness of the Board as a whole and of each individual director. All directors are free to make suggestions for improvement of the practice of the Board at any time and are encouraged to do so.
Majority Voting Policy

The Corporation has adopted a Majority Voting Policy to provide a meaningful way for the Corporation’s shareholders to hold individual directors accountable and to require the Corporation to closely examine directors that do not have the support of a majority of Shareholders who vote at the Meeting. The policy provides that forms of proxy for the election of directors will permit a Shareholder to vote in favour of, or to withhold from voting, separately for each director nominee and that where a director nominee has more votes withheld than are voted in favour of him or her, the nominee will be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Pursuant to the policy, such a nominee will forthwith submit his or her resignation to the Board, such resignation to be effective on acceptance by the Board. The Board will then establish an advisory committee (the “Committee”) to which it shall refer the resignation for consideration within an 90 day period. In such circumstances, the Committee will make a recommendation to the Board as to the director’s suitability to serve as a director after reviewing, among other things, the results of the voting for the nominee and the Board will consider such recommendation. Any director subject to the Majority Voting Policy will not be a member of the Committee or participate in any Board level discussion where his or her resignation is being considered. Absent exceptional circumstances the Committee and the Board will accept the resignation of the nominee director. Once the Board has made a final decision regarding the resignation, the Company will publicly disclose the Board’s decision regarding the resignation, including the reasons for not accepting the resignation, if applicable. If the resignation is accepted, the Board may leave the vacancy unfilled or appoint a new director to fill the vacancy.

This policy does not apply where an election involves a proxy battle (i.e., where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the management of the Corporation).

Audit Committee

The purposes of the Audit Committee are to assist the Board's oversight of: the integrity of the Corporation's financial statements; the Corporation's compliance with legal and regulatory requirements; the qualifications and independence of the Corporation's independent auditors; and the performance of the independent auditors and the Corporation’s internal audit function.

Please see Schedule “A” for the text of the Audit Committee Charter.

Composition of the Audit Committee

The Corporation’s Audit Committee is comprised of three directors, William C Steers (Chair), Tito Ghandi and Bernard Wilson. Each member of the Audit Committee is considered to be financially literate and are considered independent, as such term is defined in NI 52-110.

Relevant Education and Experience

Please see page 15 for the biographies of each member of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year has there been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on either (a) an exemption in section 2.4 of NI 52-110; or (b) an exemption from NI 52- 110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.
Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

McGovern Hurley LLP (formerly UHY McGovern Hurley LLP) are the external auditors of the Corporation and were appointed on February 16, 2010. The aggregate fees billed and estimated to be billed by the external auditors for the last two (2) fiscal years is set out in the table below. “Audit Fees” includes fees for audit services including the audit services completed for the Corporation’s subsidiaries. “Audit Related Fees” includes  fees  for assurance  and  related  services by  the Corporation’s  external  auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and not reported under Audit Fees including the review of interim filings and travel related expenses for the annual audit. “Tax Fees” includes fees for professional services rendered by the external auditor for tax compliance, tax advice, and tax planning. “All Other Fees” includes all fees billed by the external auditors for services not covered in the other three categories.

Year	Audit Fees ($)	Audit Related Fees	Tax Fees ($)	All Other Fees
2019	40,000	Nil	3,200	Nil
2018	40,000	Nil	3,000	Nil

Compensation, Nomination and Governance Committee

The Compensation, Nomination and Governance Committee (the “CNGC Committee”) is comprised of Mr. Bernard Wilson (Chair), Mr. Tito Gandhi and Mr. William C. Steers, each of whom is an independent director. Please see page 15 for the biographies of each member of the CNGC Committee.

The CNGC Committee’s responsibilities are twofold. First, with respect to compensation, the CNGC Committee’s responsibility include (i) discharging the Board’s responsibilities relating to the compensation of the Corporation’s executive officers, (ii) administering the Corporation’s incentive compensation and equity-based plans, and (iii) assisting the Board with respect to management succession and development. In carrying out its duties with respect to compensation, the CNGC Committee reviews and makes recommendations to the Board on an annual basis regarding (A) company-wide compensation programs and practices, (B) all aspects of the remuneration of the Corporation’s executive officers and directors, and (C) equity-based plans and any material amendments thereto (including increases in the number of securities available for grant as options or otherwise thereunder).

The primary function of the CNGC Committee with respect to nomination and governance matters is to exercise the responsibilities and duties set forth below, including but not limited to: (i) advising the Board on corporate governance in general, (ii) identifying candidates to act as directors of the Corporation, (iii) recommending to the Board qualified candidates to nominate as a director of the Corporation for consideration by the shareholders of the Corporation at the next annual meeting of shareholders (iv) overseeing and assessing the functioning of the Board and the committees of the Board, and (v) developing and recommending to the Board, and overseeing the implementation and assessment of, effective corporate governance principles.

MATTERS TO BE CONSIDERED

Financial Statements

The financial statements for the fiscal year ended December 31, 2019, together with the auditor’s report thereon, and the interim financial statements for the nine months ended September 30, 2019 will be presented to Shareholders for review at the Meeting and were mailed to Shareholders with the Notice of Meeting and this Circular. No vote by the Shareholders is required with respect to this matter.

Election of Directors

The Board currently consists of four directors. The Corporation has nominated four persons (the “Nominees”) for election as a director at the Meeting. At the Meeting, Shareholders will be asked to elect each individual Nominee as a director.

The following table provides the names of the Nominees and information concerning such Nominees. The persons in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.

Information in the table below regarding the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is based upon information furnished by the respective Nominee and is as at the Record Date.

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Daniyal Baizak Toronto, Ontario Age:25	President and Chief Executive Officer of the Corporation	December 21, 2018	Nil
Tito Gandhi(2) Caledon East, Ontario Age:66	President and Chief Executive Officer of Genesis Casinos Ltd.	August 11, 2016	Nil
William Steers(2) Toronto, Ontario Age:68	International Business Consultant	March 14, 2018	Nil
Bernard Wilson(2) Toronto, Ontario Age:78	Financial Professional	January 19, 2021	NIL
Notes:
(1)	The Corporation has relied exclusively on the respective Nominee for this information.
(2)	Member of the Audit Committee and the Compensation, Nomination and Governance Committee..

Biographical information for each of the nominated directors are set out below:

Mr. Baizak is a business consultant with considerable experience providing financial and strategic advice on investment, mergers and acquisitions and project management for a variety of private and public companies. Mr. Baizak holds a Bachelor of Commerce from Rotman School of Management, University of Toronto.

Mr. Gandhi has over 32 years of experience in operations, public markets and finance. He has been a technology entrepreneur for the past 20 years. During his time he has bought, operated, restructured, and sold a number of companies. In 1996, he founded and served as President and CEO of Office Solutions Group, a technology solution provider that was acquired by Imagistics/Oce in 2004, which was subsequently acquired by Canon Japan. From 2010 to 2013, Mr. Gandhi was the CFO of Imperus Technologies Corp. From March 2007 to present, Mr. Gandhi has been CEO of Genesis Casinos Ltd. (formerly Raj Gaming Corp.), a casino in the Dominican Republic. Mr. Gandhi has a Higher National Diploma in Business Studies from North Herts College in Hitchin, Hertfordshire, UK.

Mr. Steers has over 40 years of international business development and management experience. While resident in Rio de Janeiro, he was a Director and senior manager of Docas Investimentos, a Brazilian controlled investment group involved in real estate, ship building, telecoms and more recently, oil and gas. He is a partner at IMC Consultoria Representacao Com. Int. Ltda. that among other activities, successfully introduced IMAX to Brazil. Mr. Steers is an Independent Director of Brazilian oil and gas producer Petro Rio and Toronto based Lara Exploration Ltd. Formerly, Mr. Steers was Managing Partner at Weatherhaven Brasil (private manufacturer of temporary shelters). Mr. Steers holds an Honors BA from the Richard Ivey School of Business at Western University.

Mr. Wilson is a senior financial professional. He is the former Vice-Chairman of PriceWaterhouseCoopers LLP and is the Chairman of the Founders Board of the Institute of Corporate Directors. Mr. Wilson has served as Chairman of the Canadian Chamber of Commerce; Chairman of the International Chamber of Commerce - Canada; and Member of the Canada/US Trade Committee. Mr. Wilson is currently a director of a number of other public Canadian companies. Mr. Wilson holds a BComm – Economics and Accounting from St. Francis Xavier University, an FCA designation, a ICD.D accreditation from the Institute of Corporate Directors and a Arbitration and Mediation Certificate from the Harvard Law School.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of each of the Nominees. If prior to the Meeting any of such Nominees is  unable to or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the  Meeting. Each Nominee elected will hold office until his successor is elected at the next annual meeting of the Corporation, or any postponement(s) or adjournment(s) thereof, or until his successor is elected or appointed.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or corporation, except the directors and executive officers of the Corporation acting solely in such capacity.

The Board of Directors recommends that Shareholders vote in favour of electing each of the directors as set forth above. PROXIES RECEIVED IN FAVOUR OF  MANAGEMENT  WILL BE VOTED FOR THE ELECTION OF EACH DIRECTOR.

Cease Trade Orders or Bankruptcies

No director or executive officer of the Corporation is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,
(i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Corporation is or has been, within the ten years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No director or executive officer has, within the ten years before the date of this  Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

No proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of McGovern Hurley LLP (formerly UHY McGovern Hurley LLP) as auditors of the Corporation until the close of the next annual meeting of and to authorize the directors to fix their remuneration. McGovern Hurley LLP was first appointed as auditors of the Corporation on February 16, 2010.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE APPOINTMENT OF UHY MCGOVERN HURLEY LLP AS THE CORPORATION’S AUDITORS AND AUTHORIZING THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH A RESOLUTION.

Approval of Stock Option Plan

The Stock Option Plan is designed to advance the interests of the Corporation by encouraging employees, directors, officers and consultants to have equity participation in the Corporation through the acquisition of Common Shares. A copy of the Stock Option Plan is attached at schedule “B” hereto.

The Corporation is required to obtain the approval of its Shareholders to any stock option plan that is an “evergreen” plan every three years pursuant to the policies of the NEO Exchange. Accordingly, at the Meeting, Shareholders will be asked to approve the following ordinary resolution approving the Stock Option Plan:

“BE IT RESOLVED THAT:

1.	the Stock Option Plan of the Corporation, as described in the management information circular of the Corporation dated January 29, 2021 is hereby approved; and
2.
any director or officer of the Corporation is hereby authorized to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the true intent of these resolutions.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE STOCK OPTION PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH ORDINARY RESOLUTION.

Name Change

The Corporation is proposing to change its name to “DeFi Technologies Inc.” Accordingly,  at the Meeting, Shareholders will be asked to consider and, if thought fit, to pass a special resolution as set forth below authorizing the Board, in its sole discretion, to change the name of the Corporation to “DeFi Technologies Inc.”, or such other name as the Board, in its sole discretion, deems appropriate (the “Name Change”). Notwithstanding approval of the Name Change by the Shareholders, the Board may, in its sole discretion, revoke this special resolution, and abandon the Name Change without further approval or action by or prior notice to Shareholders. Any Name Change of the Corporation will be subject to the approval of the NEO Exchange.

At the Meeting, Shareholders will be asked to consider, and if deemed to be advisable approve, the following special resolution, which must be passed by two-thirds of the votes cast by the Shareholders in person or by proxy at the Meeting, subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED THAT:

1.
subject to the Corporation first receiving all required regulatory and the NEO Exchange approvals, the name of the Corporation be changed to “DeFi Technologies Inc.” or such other name as may be approved by the directors of the Corporation and applicable regulatory authorities;

2.	the articles of the Corporation be amended to reflect the foregoing;
3.	the Board be and are authorized to file articles of amendment and all other requisite documents with all applicable regulatory authorities in order to give effect to the name change;
4.
notwithstanding the passage of this resolution by the shareholders of the Corporation, the Board of the Corporation may, without any further notice or approval of the shareholders of the Corporation, decide not to proceed with the name change or to otherwise give effect to this resolution at any time prior to the sale becoming effective and may revoke this resolution without further approval of the shareholders at any time prior to the completion of the transactions authorized by this resolution; and

5.
any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution, the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE NAME CHANGE RESOLUTION UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE COMMON SHARES ARE TO BE VOTED AGAINST SUCH SPECIAL RESOLUTION.

Additional Information

Additional information relating to the Corporation may be found under the profile of the Corporation on SEDAR at www.sedar.com. Additional financial information is provided in the Corporation's audited financial statements and related management’s discussion and analysis for the financial year ended December 31, 2019, which can be found under the profile of the Corporation on SEDAR. Shareholders may also request these documents by emailing Kenny.Choi@fmresources.ca or by telephone at (416) 861-2262.

Board of Directors Approval

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Daniyal Baizak”

President & Chief Executive Officer
Toronto, Ontario January 29, 2021

SCHEDULE “A”

ROUTEMASTER CAPITAL INC. AUDIT COMMITTEE CHARTER

Mandate
The primary function of the audit committee (the “Committee”) is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to (i) serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements; (ii) review and appraise the performance of the Company’s external auditors; and (iii) provide an open avenue of communication among the Company’s auditors, financial and senior management and the board of directors.
Composition
The Committee shall be comprised of three directors as determined by the board of directors, the majority of whom shall be free from any relationship that, in the opinion of the board of directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.
The members of the Committee shall be elected by the board of directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full board of directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.
Meetings
The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.
Responsibilities and Duties
To fulfil its responsibilities and duties, the Committee shall: Documents/Reports Review
(a)	Review and update this Charter annually.
(b)
Review the Company’s financial statements, management discussion and analysis (“MD&A”) and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the board of directors and the Committee as representatives of the shareholders of the Company.
(b)
Obtain annually a formal written statement of the external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take or recommend that the full board of directors take appropriate action to oversee the independence of the external auditors.
(e)	Recommend to the board of directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.
(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements.

(g)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.
(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)
the aggregate amount of all such non-audit services provided to the Company constitutes not more than 5% of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services; and
(iii)
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.
Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

(b)	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.
(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.
(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.
(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
(a)	Review certification process.

(b)	Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
Other

Review any related party transactions.

SCHEDULE “B”

ROUTEMASTER CAPITAL INC. (the “Corporation”) STOCK OPTION PLAN

1.	STATEMENT OF PURPOSE

1.1
Principal Purposes – The principal purposes of the Plan are to provide the Corporation with the advantages of the incentive inherent in share ownership on the part of employees, officers, directors and consultants responsible for the continued success of the Corporation; to create in such individuals a proprietary interest in, and a greater concern for, the welfare and success of the Corporation; to encourage such individuals to remain with the Corporation; and to attract new employees, officers, directors and consultants to the Corporation.

1.2
Benefit to Shareholders – The Plan is expected to benefit shareholders by enabling the Corporation to attract and retain skilled and motivated personnel by offering such personnel an opportunity to share in any increase in value of the Shares resulting from their efforts.

2.	INTERPRETATION

2.1	Defined Terms – For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Act” means the Securities Act (Ontario), as amended from time to time;

(b)	“Associate” shall have the meaning ascribed to such term in the Act;

(c)	“Board” means the Board of Directors of the Corporation;

(d)	“Change in Control” means:

(i)	a takeover bid (as defined in the Act), which is successful in acquiring Shares,

(ii)	the change of control of the Board resulting from the election by the members of the Corporation of less than a majority of the persons nominated for election by management of the Corporation,

(iii)	the sale of all or substantially all the assets of the Corporation,

(iv)	the sale, exchange or other disposition of a majority of the outstanding Shares in a single transaction or series of related transactions,

(v)	the dissolution of the Corporation’s business or the liquidation of its assets,

(vi)
a merger, amalgamation or arrangement of the Corporation in a transaction or series of transactions in which the Corporation’s shareholders receive less than 51% of the outstanding shares of the new or continuing corporation, or

(vii)	the acquisition, directly or indirectly, through one transaction or a series of transactions, by any Person, of an aggregate of more than 50% of the outstanding Shares;

(e)	“Committee” means a committee of the Board appointed in accordance with this Plan, or if no such committee is appointed, the Board itself;

(f)	“Corporation” means Routemaster Capital Inc. a company incorporated under the Business Corporations Act (Ontario);

(g)	“Consultant” means an individual, other than an Employee, senior officer or director of the Corporation or a Subsidiary Corporation, or a Consultant Corporation, who;

(i)
provides ongoing consulting, technical, management or other services to the Corporation or a Subsidiary Corporation, other than services provided in relation to a distribution of the Corporation’s securities,

(ii)	provides the services under a written contract between the Corporation or a Subsidiary Corporation and the individual or Consultant Corporation,

(iii)	in the reasonable opinion of the Corporation spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Subsidiary Corporation, and

(iv)	has a relationship with the Corporation or a Subsidiary Corporation that enables the individual or Consultant Corporation to be knowledgeable about the business and affairs of the Corporation;

(h)	“Consultant Corporation” means, for an individual Consultant, a company of which the individual is an employee or shareholder, or a partnership of which the individual is an employee or partner;

(i)	“Date of Grant” means the date specified in the Option Agreement as the date on which the Option is effectively granted;

(j)	“Disability” means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(i)
being employed or engaged by the Corporation, a Subsidiary Corporation or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Corporation or a Subsidiary Corporation; or

(ii)	acting as a director or officer of the Corporation or a Subsidiary Corporation;

(k)
“Disinterested Shareholder Approval” means an ordinary resolution approved by a majority of the votes cast by members of the Corporation at a shareholders’ meeting, excluding votes attaching to Shares beneficially owned by Insiders to whom Options may be granted and Associates of those persons;

(l)
“Effective Date” means the effective date of this Plan, which is the later of the day of its approval by the shareholders of the Corporation and the day of its acceptance for filing by the Exchange if such acceptance for filing is required under the rules or policies of the Exchange;

(m)	“Eligible Person” means:

(i)	an Employee, senior officer or director of the Corporation or any Subsidiary Corporation,

(ii)	a Consultant,

(iii)	an individual providing Investor Relations Activities for the Corporation; and

(iv)	a company, all of the voting securities of which are beneficially owned by one or more of the persons referred to in (i), (ii) or (iii) above;

(n)	“Employee” means:

(i)	an individual who is considered an employee under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source),

(ii)
an individual who works full-time for the Corporation or a Subsidiary Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary Corporation over the details and methods of work as an employee of the Corporation or a Subsidiary Corporation, but for whom income tax deductions are not made at source, and

(iii)
an individual who works for the Corporation or a Subsidiary Corporation, on a continuing and regular basis for a minimum amount of time per week, providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a Subsidiary Corporation over the details and methods of work as an employee of the Corporation or a Subsidiary Corporation, but for whom income tax deductions are not made at source;

(o)	“Exchange” means the stock exchange or over the counter market on which the Shares are listed;

(p)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(q)
“Fair Market Value” means, where the Shares are listed for trading on an Exchange, the last closing price of the Shares before the Date of Grant on the Exchange which is the principal trading market for the Shares, as may be determined for such purpose by the Committee, provided that, so long as the Shares are listed only on the NEO, the “Fair Market Value” shall not be lower than the last closing price of the Shares before the Date of Grant;

(r)	“Guardian” means the guardian, if any, appointed for an Optionee;

(s)	“Insider” shall have the meaning ascribed to such term in the Act;

(t)
“Investor Relations Activities” means any activities or oral or written communications, by or on behalf of the Corporation or a shareholder of the Corporation that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Corporation

(A)	to promote the sale of products or services of the Corporation, or

(B)	to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation,

(ii)	activities or communications necessary to comply with the requirements of

(A)	applicable securities laws,

(B)
the rules and policies of the NEO, if the Shares are listed only on the NEO, or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Corporation,

(iii)
communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A)	the communication is only through the newspaper, magazine or publication, and

(B)	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer, or

(iv)	activities or communications that may be otherwise specified by the NEO, if the Shares are listed only on the NEO;

(u)	“NEO” means the Neo Exchange Inc.

(v)	“Option” means an option to purchase unissued Shares granted pursuant to the terms of this Plan;

(w)	“Option Agreement” means a written agreement between the Corporation and an Optionee specifying the terms of the Option being granted to the Optionee under the Plan;

(x)	“Option Price” means the exercise price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Sections 6.3 and 10;

(y)	“Optionee” means an Eligible Person to whom an Option has been granted;

(z)
“Person” means a natural person, company, government or political subdivision or agency of a government; and where two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such syndicate or group shall be deemed to be a Person;

(aa) “Plan” means this Stock Option Plan of the Corporation;

(bb) “Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death;

(cc) “Shares” means the common shares in the capital  of  the  Corporation as constituted on the Date of Grant, adjusted from time to time in accordance with the provisions of Section 10;

(dd) “Shareholder Approval” means an ordinary resolution approved by a majority of the votes cast by members of the Corporation at a shareholders’ meeting;

(ee) “Subsidiary Corporation” shall mean a company which is a subsidiary of the Corporation; and

(ff) “Term” means the period of time during which an Option may be exercised.

3.	ADMINISTRATION

3.1	Board or Committee – The Plan shall be administered by the Board or by a Committee appointed in accordance with Section 3.2.

3.2
Appointment of Committee – The Board may at any time appoint a Committee, consisting of not less than three of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan. In the absence of the appointment of a Committee by the Board, the Board shall administer the Plan.

3.3
Quorum and Voting – A majority of the members of the Committee shall constitute a quorum, and, subject to the limitations in this Section 3, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. No member of the Committee who is a director to whom an Option may be granted may participate in the decision to grant such Option (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee in which action is to be taken with respect to the granting of an Option to him).

3.4
Powers of Board and Committee – The Board shall from time to time authorize and approve the grant by the Corporation of Options under this Plan, and any Committee appointed under Section 3.2 shall have the authority to review the following matters in relation to the Plan and to make recommendations thereon to the Board;

(a)	administration of the Plan in accordance with its terms,

(b)	determination of all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the value of the Shares,

(c)
correction of any defect, supply of any information or reconciliation of any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan,

(d)	prescription, amendment and rescission of the rules and regulations relating to the administration of the Plan;

(e)	determination of the duration and purpose of leaves of absence from employment which may be granted to Optionees without constituting a termination of employment for purposes of the Plan,

(f)	with respect to the granting of Options:

(i)	determination of the Employees, officers, directors or Consultants to whom Options will be granted, based on the eligibility criteria set out in this Plan,

(ii)
determination of the terms and provisions of the Option Agreement which shall be entered into with each Optionee (which need not be identical with the terms of any other Option Agreement) and which shall not be inconsistent with the terms of this Plan,

(iii)	amendment of the terms and provisions of an Option Agreement, provided the Board obtains:

(A)	the consent of the Optionee, and

(B)	if required, the approval of any stock exchange on which the Shares are listed,

(iv)	determination of when Options will be granted,

(v)	determination of the number of Shares subject to each Option,

(vi)	determination of the vesting schedule, if any, for the exercise of each

(g)	other determinations necessary or advisable for administration of the Plan.

3.5	Obtain Approvals – The Board will seek to obtain any regulatory, Exchange or shareholder approvals which may be required pursuant to applicable securities laws or Exchange rules.

3.6
Administration by Committee – The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan. In addition, the Committee’s administration of the Plan shall in all respects be consistent with the Exchange policies and rules.

4.	ELIGIBILITY

4.1	Eligibility for Options – Options may be granted to any Eligible Person.

4.2	Insider Eligibility for Options – Notwithstanding Section 4.1, if the Shares are listed only on the NEO, grants of Options to Insiders shall be subject to the policies of the NEO.

4.3
No Violation of Securities Laws – No Option shall be granted to any Optionee unless the Committee has determined that the grant of such Option and the exercise thereof by the Optionee will not violate the securities law of the jurisdiction in which the Optionee resides.

5.	SHARES SUBJECT TO THE PLAN

5.1
Number of Shares – The maximum number of Shares issuable from time to time under the Plan is that number of Shares as is equal to 10% of the number of issued Shares at the Date of Grant of an Option. The maximum number of Shares issuable under the Plan shall be adjusted, where necessary, to take account of the events referred to in Section 10.

5.2
Expiry of Option – If an Option expires or terminates for any reason without having been exercised in full, the unpurchased Shares subject thereto shall again be available for the purposes of the Plan.

5.3	Reservation of Shares – The Corporation will at all times reserve for issuance and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

6.	OPTION TERMS

6.1
Option Agreement – Each Option granted to an Optionee shall be confirmed by the execution and delivery of an Option Agreement and the Board shall specify the following terms in each such Option Agreement:

(a)	the number of Shares subject to option pursuant to such Option, subject to the following limitations if the Shares are listed only on the NEO:

(i)	the number of Shares reserved for issuance pursuant to Options to any one Optionee shall not exceed 5% of the issued Shares in any 12-month period,

(ii)	the number of Shares reserved for issuance pursuant to Options to any one Consultant shall not exceed 2% of the issued Shares in any 12- month period, and

(iii)
the aggregate number of Shares reserved for issuance pursuant to Options to Employees and those individuals conducting Investor Relations Activities shall not exceed 2% of the issued Shares in any 12- month period;

(b)	the Date of Grant;

(c)	the Term, provided that, if the Shares are listed only on the NEO, the length of the Term shall in no event be greater than five years following the Date of Grant for all Optionees;

(d)	the Option Price, provided that the Option Price shall not be less than the Fair Market Value of the Shares on the Date of Grant;

(e)	subject to Section 6.2 below, any vesting schedule upon which the exercise of an Option is contingent;

(f)
if the Optionee is an Employee, Consultant or an individual providing Investor Relations Activities for the Corporation, a representation by the Corporation and the Optionee that the Optionee is a bona fide Employee, Consultant or an individual providing Investor Relations Activities for the Corporation, as the case may be, of the Corporation or a Subsidiary Corporation; and

(g)	such other terms and conditions as the Board deems advisable and are consistent with the purposes of this Plan.

6.2	Vesting Schedule – The Board, as applicable, shall have complete discretion to set the terms of any vesting schedule of each Option granted, including, without limitation, discretion to:

(a)	permit partial vesting in stated percentage amounts based on the Term of such Option; and Grant.

(b)	permit full vesting after a stated period of time has passed from the Date of

6.3
Amendments to Options – Amendments to the terms of previously granted Options are subject to regulatory approval, if required. If required by the  Exchange, Disinterested Shareholder Approval shall be required for any reduction in the Option Price of a previously granted Option if the Optionee is an Insider of the Company at the time of the proposed reduction in the Option Price.

6.4	Uniformity – Except as expressly provided herein, nothing contained in this Plan shall require that the terms and conditions of Options granted under the Plan be uniform.

7.	EXERCISE OF OPTION

7.1
Method of Exercise – Subject to any limitations or conditions imposed upon an Optionee pursuant to the Option Agreement or Section 6 hereof, an Optionee may exercise an Option by giving written notice thereof, specifying the number of Shares in respect of which the Option is exercised, to the Corporation at its principal place of business at any time after the Date of Grant until 4:00 p.m. (Toronto time) on the last day of the Term, such notice to be accompanied by full payment of the aggregate Option Price to the extent the Option is so exercised and an indication as to suitable arrangements made with the Corporation, in accordance with Section 15.7, for the receipt by the Corporation of an amount sufficient to satisfy any withholding tax requirements under applicable tax legislation in respect of the exercise of an Option (the "Withholding Obligations"). Such amounts shall be in lawful money (Canadian funds) by cash, cheque, bank draft or wire transfer. Payment by cheque made payable to the Corporation in the amount of the aggregate Option Price shall constitute payment of such Option Price unless the cheque is not honoured upon presentation, in which case the Option shall not have been validly exercised.

7.2
Issuance of Certificates – Not later than the third business day after exercise of an Option in accordance with Section 7.1, the Corporation shall issue and deliver to the Optionee a certificate or certificates evidencing the Shares with respect to which the Option has been exercised. Until the issuance of such certificate or certificates, no right to vote  or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the certificate is issued, except as provided by Section 10 hereof.

7.3
Compliance with U.S. Securities Laws – As a condition to the exercise of an Option, the Board may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then-present intention to sell or distribute such Shares. At the option of the Board, a stop-transfer order against such Shares may be placed on the stock books and records of the Corporation and a legend, indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. The Board may also require such other documentation as may from time to time be necessary to comply with United States’ federal and state securities laws. The Corporation has no obligation to undertake registration of Options or the Shares issuable upon the exercise of the Options.

8.	TRANSFERABILITY OF OPTIONS

8.1	Non-Transferable – Except as permitted by applicable securities laws and the policies of the Exchange, and as provided otherwise in this Section 8, Options are non-assignable and non- transferable.

8.2
Death of Optionee – Subject to Section 8.3, if the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Subsidiary Corporation, or the employment of an Optionee as an individual providing Investor Relations Activities, or the position of the Optionee as a director or senior officer of the Corporation or any Subsidiary Corporation, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of not more than one year following the date of such death and the expiry of the Term of the Option.

8.3
Disability of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Corporation or any Subsidiary Corporation, or the employment of an Optionee as an individual providing Investor Relations Activities for the Corporation, or the position of the Optionee as a director or senior officer of the Corporation or any Subsidiary Corporation, is terminated by reason of such Optionee’s Disability, any Options held by such Optionee that could have been exercised immediately prior to such termination of employment or service shall be exercisable by such Optionee, or by his Guardian, for a period of not more than one year following the date of such following the termination of employment or service of such Optionee. If such Optionee dies within that period of not more than one year, any Option held by such Optionee that could have been exercised immediately prior to his or her death shall pass to the Qualified Successor of such Optionee, and shall be exercisable by the Qualified Successor until the earlier of a period of not more than one year following the death of such Optionee and the expiry of the Term of the Option.

8.4
Vesting – Options held by a Qualified Successor or exercisable by a Guardian shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

8.5
Deemed Non-Interruption of Employment – Employment shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Optionee’s right to reemployment with the Corporation or any Subsidiary Corporation is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Optionee’s reemployment is not so guaranteed, then the Optionee’s employment shall be deemed to have terminated on the ninety- first day of such leave.

9.	TERMINATION OF OPTIONS

9.1	Termination of Options – To the extent not earlier exercised or terminated in accordance with Section 8, an Option shall terminate at the earliest of the following dates:

(a)	the termination date specified for such Option in the Option Agreement;

(b)
where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Subsidiary Corporation, or an individual providing Investor Relations Activities for the Corporation, is terminated for cause, the date of such termination for cause;

(c)
where the Optionee’s position as an Employee, a Consultant, a director or a senior officer of the Corporation or any Subsidiary Corporation or an individual providing Investor Relations Activities for the Corporation terminates for a reason other than the Optionee’s Disability or death or for cause, not more than 90 days after such date of termination or, if the Shares are listed only on the NEO, not more than 30 days after such person ceases to be employed to provide Investor Relations Activities; PROVIDED that if an Optionee’s position changes from one of the said categories to another category, such change shall not constitute termination or cessation for the purpose of this Subsection 9.1(c); and

(d)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option in violation of Section 8.1.

9.2
Lapsed Options – If Options are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options. If an Option has been surrendered in connection with the regranting of a new Option to the same Optionee on different terms than the original Option granted to such Optionee, then, if required, the new Option is subject to approval of the Exchange.

9.3
Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement – If the Optionee retires, resigns or is terminated from employment or engagement with the Corporation or any Subsidiary Corporation, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not vested at that time or which, if vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

10.	ADJUSTMENTS TO OPTIONS

10.1
Alteration in Capital Structure – If there is any change in the Shares through or by means of a declaration of stock dividends of the Shares or consolidations, subdivisions or reclassifications of the Shares, or otherwise, the number of Shares available under the Plan, the Shares subject to any Option and the Option Price therefor shall be adjusted proportionately by the Board and, if required, approved by the Exchange, and such adjustment shall be effective and binding for all purposes of the Plan.

10.2
Effect of Amalgamation, Merger or Arrangement – If the Corporation amalgamates, merges or enters into a plan of arrangement with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, merger or arrangement if the Optionee had exercised the Option immediately prior to the record date applicable to such amalgamation, merger or arrangement, and the exercise price shall be adjusted proportionately by the Board and such adjustment shall be binding for all purposes of the Plan.

10.3
Acceleration on Change in Control – Upon a Change in Control, all Options shall become immediately exercisable, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject.

10.4
Acceleration of Date of Exercise – Subject to the approval of the Exchange, if required, the Board shall have the right to accelerate the date of vesting of any portion of any Option which remains unvested.

10.5
Determinations to be Binding – If any questions arise at any time with respect to the Option Price or exercise price or number of Option Shares or other property deliverable upon exercise of an Option following an event referred to in this Section 10, such questions shall be conclusively determined by the Board, whose decisions shall be final and binding.

10.6
Effect of a Take-Over – If a bona fide offer (the “Offer”) for Shares is made to an Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer constitutes a take-over bid within the meaning of the Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon any Option held by an Optionee may be exercised in whole or in part, notwithstanding any contingent vesting provisions to which such Options may have otherwise been subject, by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror pursuant thereto;

the Optioned Shares or, in the case of clause (b) above, the Optioned Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and with respect to such returned Optioned Shares, the Option shall be reinstated as if it had not been exercised. If any Optioned Shares are returned to the Corporation under this Section, the Corporation shall refund to the Optionee any Option Price paid for such Optioned Shares.

11.	APPROVAL, TERMINATION AND AMENDMENT OF PLAN

11.1	Shareholder Approval – This Plan, if the Shares are listed only on the NEO, is subject to Shareholder Approval every three years.

11.2
Power of Board to Terminate or Amend Plan – Subject to the approval of the Exchange, if required, the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan; provided, however, that, except as provided in Section 10, the Board may not do any of the following without obtaining, within 12 months either before or after the Board’s adoption of a resolution authorizing such action, approval by the Corporation’s shareholders at a meeting duly held in accordance with the applicable corporate laws:

(a)	increase the maximum number of Shares which may be issued under the Plan;

(b)	materially modify the requirements as to eligibility for participation in the Plan; or

(c)	materially increase the benefits accruing to participants under the Plan;

however, the Board may amend the terms of the Plan to comply with the requirements of any applicable regulatory authority, or as a result of changes in the policies of the Exchange relating to director, officer and employee stock options, without obtaining the approval of the Corporation’s shareholders.

11.3
No Grant During Suspension of Plan – No Option may be granted during any suspension, or after termination, of the Plan. Amendment, suspension or termination of the Plan shall not, without the consent of the Optionee, alter or impair any rights or obligations under any Option previously granted.

12.	CONDITIONS PRECEDENT TO ISSUANCE OF SHARES

12.1
Compliance with Laws – Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such shares shall comply with all relevant provisions of law, including, without limitation, any applicable United States’ state securities laws, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations thereunder and the requirements of any Exchange or automated interdealer quotation system of a registered national securities association upon which such Shares may then be listed or quoted, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Shares under this Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Shares other than with respect to a refund of any Option Price paid.

13.	USE OF PROCEEDS

13.1
Use of Proceeds – Proceeds from the sale of Shares pursuant to the Options granted and exercised under the Plan shall constitute general funds of the Corporation and shall be used for general corporate purposes, or as the Board otherwise determines.

14.	NOTICES

14.1
Notices – All notices, requests, demands and other communications required or permitted to be given under this Plan and the Options granted under this Plan shall be in writing and shall be either delivered personally to the party to whom notice is to be given, in which case notice shall be deemed to have been duly given on the date of such personal delivery; telecopied, in which case notice shall be deemed to have been duly given on the date the telecopy is sent; or mailed to the party to whom notice is to be given, by first class mail, registered or certified, return receipt requested, postage prepaid, and addressed to the party at his or its most recent known address, in which case such notice shall be deemed to have been duly given on the tenth postal delivery day following the date of such mailing.

15.	MISCELLANEOUS PROVISIONS

15.1	No Obligations to Exercise – Optionees shall be under no obligation to exercise Options granted under this Plan.

15.2
No Obligation to Retain Optionee – Nothing contained in this Plan shall obligate the Corporation or any Subsidiary Corporation to retain an Optionee as an Employee, officer, director or Consultant for any period, nor shall this Plan interfere in any way with the right of the Corporation or any Subsidiary Corporation to reduce such Optionee’s compensation.

15.3	Binding Agreement – The provisions of this Plan and of each Option Agreement with an Optionee shall be binding upon such Optionee and the Qualified Successor or Guardian of such Optionee.

15.4	Use of Terms – Where the context so requires, references herein to the singular shall include the plural, and vice versa, and references to a particular gender shall include either or both genders.

15.5	Headings – The headings used in this Plan are for convenience of reference only and shall not in any way affect or be used in interpreting any of the provisions of this Plan.

15.6	No Representation or Warranty – The Corporation makes no representation or warranty as to the future value of any Shares issued in accordance with the provisions of this Plan.

15.7
Income Taxes – Upon the exercise of an Option by an Optionee, the Corporation shall have the right to require the Optionee to remit to the Corporation an amount sufficient to satisfy any Withholding Obligations relating thereto under applicable tax legislation. Unless otherwise prohibited by the Board or by applicable law, satisfaction of the amount of the Withholding Obligations (the "Withholding Amount") may be accomplished by any of the following methods or by a combination of such methods as determined by the Corporation in its sole discretion:

(a)	the tendering by the Optionee of cash payment to the Corporation in an amount less than or equal to the Withholding Amount; or

(b)
the withholding by the Corporation from the Shares otherwise due to the Optionee such number of Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the Withholding Amount (net of selling costs). By executing and delivering the Option Agreement, the Optionee shall be deemed to have consented to such sale and have granted to the Corporation an irrevocable power of attorney to effect the sale of such Shares and to have acknowledged and agreed that the Corporation does not accept responsibility for the price obtained on the sale of such Shares; or

(c)
the withholding by the Corporation from any cash payment otherwise due by the Corporation to the Optionee, including salaries, directors fees, consulting fees and any other forms of remuneration, such amount of cash as is required to pay and satisfy the Withholding Amount;

•	provided, however, in all cases, that the sum of any cash so paid or withheld and the fair market value of any Shares so withheld is sufficient to satisfy the Withholding Amount.

•
The provisions of the Option Agreement shall provide that the Optionee (or their beneficiaries) shall be responsible for all taxes with respect to any Options granted under the Option Plan and an acknowledgement that neither the Board nor the Corporation shall make any representations or warranties of any nature or kind whatsoever to any person regarding the tax treatment of Options or payments on account of the Withholding Amount made under the Option Plan and none of the Board, the Corporation, nor any of its employees or representatives shall have any liability to an Optionee (or its beneficiaries) with respect thereto.

15.8
Compliance with Applicable Law – If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange or over the counter market having authority over the Corporation or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

15.9	Conflict – In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

15.10	Governing Law – This Plan and each Option Agreement issued pursuant to this Plan shall be governed by the laws of the Province of Ontario.

15.11	Time of Essence – Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver of the essentiality of time.

15.12
Entire Agreement – This Plan and the Option Agreement sets out the entire agreement between the Corporation and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

16.	EFFECTIVE DATE OF PLAN

16.1
Effective Date of Plan – This Plan shall be effective on the later of the day of its approval by the shareholders of the Corporation given by way of ordinary resolution and the day of its acceptance for filing by the Exchange.

FINANCIAL STATEMENTS

For the years ended December 31, 2019 and 2018

(expressed in Canadian dollars)

Independent Auditor’s Report

To the Shareholders of Routemaster Capital Inc.

Opinion

We have audited the financial statements of Routemaster Capital Inc. (the “Company”), which comprise the statements of financial position as at December 31, 2019 and 2018, and the statements of operations and comprehensive (loss), statements of cash flows, and statements of changes in equity (deficiency) for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 1 in the financial statements, which indicates that the Company incurred a net loss of $1,507,338 during the year ended December 31, 2019 and, as of that date, the Company’s current liabilities exceeded its current assets by $1,165,565. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that material uncertainties exist that cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audit resulting in this independent auditor’s report is Chris Milios.

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario
February 26, 2020

Routemaster Capital Inc.

5

Routemaster Capital Inc.
Statements of Financial Position
(Expressed in Canadian dollars)
	Note	December 31,	December 31,
		2019	2018
		$	$

Assets
Cash	12	4,762	11,103
Public investments, at fair value through profit and loss	3,12,14	623,275	1,648,119
Amounts receivable	4,12	-	123,194
Prepaid expenses and deposits	5,12	8,422	12,825
Private investments, at fair value through profit and loss	3,12,14	-	151,454
Total assets		636,459	1,946,695

Liabilities
Accounts payable and accrued liabilities	8,12,14	1,802,024	1,604,922
Total liabilities		1,802,024	1,604,922

(Deficiency) Equity
Common shares	10(b)	18,820,850	18,820,850
Preferred shares	10(c)	4,321,350	4,321,350
Share-based payments reserves	11	359,408	474,180
(Deficit)		(24,667,173)	(23,274,607)
Total (deficiency) equity		(1,165,565)	341,773
Total liabilities and equity		636,459	1,946,695
Nature of operations and going concern	1
Commitments and contingencies	15

Approved on behalf of the Directors:

“Tito Gandhi”	“James Lanthier”
Director	Director

See accompanying notes to these financial statements

6

Routemaster Capital Inc.
Statements of Operations and Comprehensive (Loss)
(Expressed in Canadian dollars)
	Note	Years ended December 31,
		2019	2018
		$	$

Revenues
Realized (loss) gain on investments, net		(708,793)	395,635
Unrealized (loss) on investments, net		(124,807)	(6,592,146)
Interest income		2,040	11,387
Total revenue		(831,560)	(6,185,124)

Expenses
Operating, general and administration	9	794,647	1,474,544
Transaction costs		3,739	30,971
Foreign exchange (gain)		(4,125)	(25,212)
Total expenses		794,261	1,480,303
(Loss) before other items		(1,625,821)	(7,665,427)

Other items
Gain on settlement of payable	14	118,483	-
(Impairment) of loan receivable	6	-	(1,083,640)
(Impairment) of royalty interest	7	-	(1,045,000)
Total other items		118,483	(2,128,640)

Net (loss) and comprehensive (loss) for the year		(1,507,338)	(9,794,067)

(Loss) per share
Basic and diluted		(0.04)	(0.24)

Weighted average number of shares outstanding:
Basic and diluted		41,513,631	41,513,631

See accompanying notes to these financial statements

7

Routemaster Capital Inc.
Statements of Cash Flows
(Expressed in Canadian dollars)
	Note	Year ended December 31,
		2019	2018
		$	$

Cash (used in) provided by operations:
Net loss for the year		(1,507,338)	(9,794,067)
Adjustments to reconcile net income to cash (used in) operating activities:
Interest income		-	(9,063)
Realized loss (gain) on investments, net		708,793	(395,635)
Unrealized loss on investments, net		124,807	6,592,146
Unrealized (gain) on foreign exchange		(4,146)	(32,369)
Gain on settlement of payable		(118,483)	-
Impairment of loan receivable		-	1,083,640
Impairment of royalty interest		-	1,045,000
		(796,367)	(1,510,348)
Adjustment for:
Purchase of investments		-	(884,000)
Disposal of investments		458,383	2,361,045
Loan provided		-	(848,571)
Change in receivables		7,534	(68,933)
Change in prepaid expenses and deposits		4,403	73,836
Change in accounts payable and accrued liabilities		320,336	201,322
Net cash (used in) operating activities		(5,711)	(675,649)

Effect of exchange rate changes on cash		(630)	951

Change in cash		(6,341)	(674,698)
Cash, beginning of year		11,103	685,801
Cash, end of year		4,762	11,103

See accompanying notes to these financial statements

8

Routemaster Capital Inc.

Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars)

	Number of Common	Common	Number of Preferred	Preferred	Share-based payments		Share-based Payments	Retained Earnings
	Shares	Shares	Shares	Shares	Options	Warrants	Reserve	(Deficit)	Total

Balance, December 31, 2018	41,513,631	$18,820,850	4,500,000	$4,321,350	$233,641	$240,539	$474,180	$(23,274,607)	$341,773
Expiration of options	-	-	-	-	(34,672)	-	(34,672)	34,672	-
Expiration of warrants	-	-	-	-	-	(80,100)	(80,100)	80,100	-
Net (loss) for the year	-	-	-	-	-	-	-	(1,507,338)	(1,507,338)
Balance, December 31, 2019	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$(1,165,565)

Balance, December 31, 2017	41,513,631	$18,820,850	4,500,000	$4,321,350	$409,442	$240,539	$649,981	$(13,656,341)	$10,135,840
Expiration of options	-	-	-	-	(175,801)	-	(175,801)	175,801	-
Net (loss) for the year	-	-	-	-	-	-	-	(9,794,067)	(9,794,067)
Balance, December 31, 2018	41,513,631	$18,820,850	$4,500,000	$4,321,350	$233,641	$240,539	$474,180	$(23,274,607)	$341,773

See accompanying notes to these financial statements

9

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

1.	Nature of operations and going concern

Routemaster Capital Inc. (the “Company” or “Routemaster”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The Company sold its sole subsidiary on December 29, 2015 and completed a change of business (“COB”) to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. The Company’s head office is located at 65 Queen Street West, 8th Floor, Toronto, Ontario, Canada, M5H 2M5.

These financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. For the year ended December 31, 2019, the Company incurred a net loss of $1,507,338 and as at December 31, 2019, reported an accumulated deficit of $24,667,173 and working capital deficiency of $1,165,565, including $4,762 in cash. The Company’s current source of operating cash flow is dependent on the marketability of its investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

2.	Significant accounting policies

(a)	Statement of compliance

These financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies as set out below were consistently applied to all the periods presented unless otherwise noted.

These financial statements of the Company were approved for issue by the Board of Directors on February 26, 2020.

(b)	Basis of preparation

The Company’s functional and presentation currency is the Canadian dollar (“$”). Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

(c)	Significant accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

10

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(c)	Significant accounting judgements, estimates and assumptions (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

(i)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 12 for further details.

(ii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 12 for further details.

(iii)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense. Refer to Note 11 for more details.

(iv)	Investment entity

Management has determined that the Company qualifies for the exemption from consolidation given that the Company has the following typical characteristics of an investment entity:

(a)	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;
(b)	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
(c)	measures and evaluates the performance of substantially all of its investments on a fair value basis.

(v)	Contingencies (See Note 15 for details)

(d)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash, amounts receivable, public investments, private investments, accounts payable and accrued liabilities.

11

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

(i)	Investments

Purchases and sales of investments are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss).

At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 12, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly-traded investments:

1. Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. These are included in Level 1 as disclosed in Note 12.

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 12.

3. Warrants or options of publicly-traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. If no such market inputs are available or reliable, the warrants and options are valued at intrinsic value. These are included in Level 2 as disclosed in Note 12.

The amounts at which the Company’s publicly-traded investments could be disposed of may differ from carrying values based on market quotes, as the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

12

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

(i)	Investments (continued)

Privately-held investments:

1. Securities in privately-held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 12. Options and warrants of private companies are carried at their intrinsic value.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately-held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, permit mining where, or to an extent that, it was not previously allowed, or reduce or eliminate the need for permitting or approvals;
●	receipt by the investee company of environmental, mining, aboriginal or similar approvals, which allow the investee company to proceed with its project(s);
●	filing by the investee company of a National Instrument 43-101 technical report in respect of a previously non-compliant resource;
●	release by the investee company of positive exploration results, which either proves or expands their resource prospects; and
●	important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which increases the tax burden on companies, which prohibit mining where it was previously allowed, which increases the need for permitting or approvals, etc.;
●	denial of the investee company’s application for environmental, mining, aboriginal or similar approvals which prohibit the investee company from proceeding with its projects;
●	the investee company releases negative exploration results;

13

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

(i)	Investments (continued)

Privately-held investments: (continued)

●	changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;
●	the investee company is placed into receivership or bankruptcy; and
●	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately-held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

(ii)	Financial assets other than investments at fair value and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either FVPL or FVOCI, and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. The Company has classified accounts receivable on provisionally priced sales as financial assets measured at FVPL. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of earnings (loss). The Company’s investments are classified as financial assets at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

14

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(d)	Financial instruments (continued)

(ii)	Financial assets and liabilities (continued)

Financial assets (continued)

Dividends from such investments are recognized in other income in the statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company’s only financial assets subject to impairment are other accounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of earnings (loss).

(e)	Cash

Cash is comprised of cash on hand and deposits that generally mature within 90 days from the date of acquisition. Deposits are held in Canadian chartered banks or in a financial institution controlled by a Canadian chartered bank.

(f)	Revenue recognition

Revenue is recognised only when it is probable that the economic benefits associated with the transaction will flow to the entity. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognised as an expense, rather than as an adjustment of the amount of revenue originally recognised.

Realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the statement of loss on a trade date basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. All transaction costs are expensed as incurred.

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Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(g)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares outstanding if dilutive common shares had been issued during the period. The calculation of diluted income (loss) per share assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price for the period. Diluted (loss) per share for the periods presented does not include the effect of stock options and warrants as they are anti-dilutive.

(h)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For options that expire unexercised, the recorded value is transferred to deficit.

(j)	Royalty interests on mineral properties

The Company holds royalty interests in exploration stage mineral properties. Royalty interests are recorded at cost and capitalized as tangible assets with finite lives. The carrying value of royalty interests are depleted using the unit-of-production method over the life of the property to which the royalty interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the mineral properties. Royalty interest on exploration stage mineral properties, where there are no estimated reserves, are not amortized.

16

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

2.	Significant accounting policies (continued)

(j)	Royalty interests on mineral properties (continued)

The Company evaluates its royalty interests on mineral properties for impairment whenever events or changes in circumstances, which may include significant changes in commodity prices and publicly available information from operators of the assets, indicate that the related carrying value of the royalty interests may not be recoverable. The recoverability of royalty interests is evaluated based upon estimated future undiscounted net cash flows from each royalty interest property using estimates of proven and probable reserves. Impairments in the carrying value of each property are measured and recorded to the extent that the carrying value of each property exceeds its recoverable amount, which is the higher of fair value less costs to sell or value in use, which is generally calculated using estimated discounted future cash flows.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the statement of income (loss) to the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. Estimates of gold prices, operator’s estimates of proven and probable reserves related to the royalty properties, and the operator’s production profile are subject to certain risks and uncertainties which may affect the recoverability of the Company’s investment in these royalty interests in mineral properties. Although the Company has made its best assessment of these factors based on current conditions, it is possible that changes could occur, which could adversely affect the net cash flows expected to be generated from these royalty interests.

(k)	New accounting change

During the year ended December 31, 2019, the Company adopted the following new IFRS standards, interpretations, amendments and improvements of existing standards.

IFRS 16 – Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 – Leases as well as some lease related interpretations. With certain exceptions for leases under twelve months in length or for assets of low value, IFRS 16 states that upon lease commencement a lessee recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment. A lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. IFRS 16 requires that lessors classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise it is an operating lease. The adoption of this new standard did not have any material impact on the Company’s financial statements.

(l)	Future accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2020. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

17

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

3.	Investments, at fair value through profit and loss

At December 31, 2019 the Company’s investment portfolio consisted of four publicly traded investments for a total fair value of $623,275.

At December 31, 2018 the Company’s investment portfolio consisted of seven publicly-traded investments and two privately-held investments for a total fair value of $1,799,573.

Public Investments

At December 31, 2019 the Company’s four publicly traded investments for a total estimated fair value of $623,275.

Public Issuer	Note	Security description	Cost	Estimated Fair	%
				Value	of FV
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	$14,318	$-	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$2,929,970	$623,275	100.0%
(i)	An insider and a former officer of the Company is a director and officer of the investee corporation as at December 31, 2019.
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

At December 31, 2018 the Company’s seven publicly traded investments had a total estimated fair value of $1,648,119.

				Estimated Fair	%
Public Issuer	Note	Security description	Cost	Value	of FV
Aberdeen International Inc.	(i)	3,471,000 common shares	$451,230	$208,260	12.6%
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	14,318	1,413	0.1%
Fura Gems Inc.	(i)	1,580,000 common shares	549,015	461,100	28.0%
		500,000 warrants expire May 5, 2019
Pacific Rim Cobalt Corp.		457,143 warrants expire Oct 23, 2019	48,255	6,309	0.4%
QMX Gold Corporation		577,000 warrants expire Oct 5, 2019	68,288	57	0.0%
Trigon Metals Inc.		325,000 warrants expire Sept 16, 2019	88,255	-	0.0%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	970,980	58.9%
Total public investments			$3,831,613	$1,648,119	100.0%
(i)	An insider and/or off icer of the Company is a director and officer of the investee corporation as at December 31, 2018.
(ii)	The Company has f iled a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early w arning report on SEDAR.

Private Investments

At December 31, 2019, the Company had no private investments.

At December 31, 2018, the Company’s two private investments had a total estimated fair value of $151,454.

				Estimated Fair	%
Private Issuer	Note	Security description	Cost	Value	of FV
Yukoterre Resources Inc.*		1,000,000 common shares	$50,000	$50,000	33.0%
GF Comstock II LP		Limited partnership	99,848	101,454	67.0%
Total private investments			$149,848	$151,454	100.0%
*	Formerly 2560344 Ontario Inc.

18

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

4.	Amounts receivable

	31-Dec-19	31-Dec-18
Interest receivable	$-	$3,624
Investment receivable	-	110,000
HST receivable	-	9,570
	$-	$123,194

5.	Prepaid expenses and deposits

	31-Dec-19	31-Dec-18
Prepaid insurance	$8,422	$12,825
	$8,422	$12,825

6.	Loan receivable

On October 5, 2018, the Company entered into an amended and restated cooperation agreement (the “Cooperation Agreement”) with GEAR Blockchain Inc. (“GEAR”), which amends and restates the cooperation agreement entered into on February 26, 2018 between GEAR. Pursuant to the Cooperation Agreement, the Company provided an unsecured loan to fund GEAR’s expenses related to GEAR’s initial coin offering and its launch of tokens up to a maximum loan amount of US$2 million. The Cooperation Agreement stipulates that the Company shall not participate in any offering, distribution or sale of tokens of GEAR. The Company will also assist GEAR in identifying green energy projects to power its crypto-mining business. The loan is repayable on or before April 5, 2019. The Company has the option to be repaid in full or to receive 10% of the tokens issued by GEAR in lieu of payment.

During the year ended December 31, 2018, the Company provided $1,083,640 to GEAR pursuant to the agreement. Vikram Pathak, a former director and officer of the Company, is also an officer of GEAR. Forbes & Manhattan Inc. (“Forbes”), an insider of the Company, is also an advisor to GEAR.

Routemaster has no assurance that it will receive any return on this investment. As at December 31, 2018, the Company has reviewed the collectability of the loan and made a provision of $1,083,640 due to the overall Blockchain market downturn.

7.	Royalty Interests

Quebec gold royalty

On August 18, 2017, the Company completed its acquisition of a 2.0% net smelter return royalty covering former producing gold mines in the Province of Quebec. In consideration for this royalty, the Company issued to Forbes a total of 11,000,000 common shares in aggregate value of $1,045,000, which represents approximately 26.5% of the outstanding shares of the Company.

The Quebec gold royalty is a 2.0% net smelter returns royalty in the Val d’Or region of Quebec (the “Quebec Gold Royalty”).

The Company has also obtained a 24-month right of first refusal to acquire additional royalties and streaming interests held by Forbes. Through this right of first refusal and Forbes significant shareholding, the Company believes it has secured access to the Forbes’ network thereby providing the Company’s shareholders with a potential pipeline of accretive investments.

As at December 31, 2018, as a result of a review of development plans at its Quebec Gold Royalty, the Company recorded an impairment of $1,045,000. The Company will continue to review the project’s development and reassess the carrying value at that time.

As at December 31, 2019, there has been no changes to the carrying value.

19

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

8.	Accounts payable and accrued liabilities

	31-Dec-19	31-Dec-18
Corporate payables	$1,131,098	$1,008,121
Related party payable (Note 14)	670,926	596,801
	$1,802,024	$1,604,922

9.	Expense by nature

	Years ended December 31, 2019
	2019	2018
Management and consulting fees	$578,017	$711,890
Travel and promotion	69,319	577,922
Office and rent	77,891	58,101
Accounting and legal	51,272	102,774
Regulatory and transfer agent	18,148	23,857
	$794,647	$1,474,544

10.	Share Capital

a)	As at December 31, 2019, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;
II.	20,000,000 preferred shares, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non- retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances.

b)	Issued and outstanding common shares

	Number of Common Shares	Amount
Balance, December 31, 2017 to 2019	41,513,631	$18,820,850

c)	Issued and outstanding preferred shares

	Number of Preferred Shares	Amount
Balance, December 31, 2017 to 2019	4,500,000	$4,321,350

Subject to the discretion of the board of directors, holders of the preferred shares are entitled to receive a 9% cumulative, preferential cash dividend, payable annually on the last day of January following the relevant completed fiscal year, ending December 31.

20

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

11.	Share-based payments reserves

	Options			Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2017	3,040,000	$0.23	$409,442	4,446,153	$0.19	$240,539	$649,981
Expired	(815,000)	0.35	(175,801)	-	-	-	(175,801)
December 31, 2018	2,225,000	$0.18	$233,641	4,446,153	$0.19	$240,539	$474,180
Expired	(160,000)	0.35	(34,672)	(600,000)	0.10	(80,100)	(114,772)
December 31, 2019	2,065,000	$0.17	$198,969	3,846,153	$0.20	$160,439	$359,408

The Company recorded $Nil (2018 - $Nil) of share-based payments during the years ended December 31, 2019 and 2018.

The following share-based payment arrangements were in existence at December 31, 2019:

									Expected	Risk-free
Number	Number	Grant	Expiry	Exercise	Fair value at	Grant date	Expected	Expected	dividend	interest
outstanding	exercisable	date	date	price	grant date	share price	volatility	life (yrs)	yield	rate
1,535,000	1,535,000	29-Sep-16	29-Sep-21	$0.11	$84,118	$0.11	59%	5	0%	0.57%
530,000	530,000	18-Dec-17	18-Dec-22	$0.35	$114,851	$0.35	76%	5	0%	1.70%
2,065,000	2,065,000				$198,969

The weighted average remaining contractual life of the options exercisable at December 31, 2019 was 2.06 years (December 31, 2018 – 3.13 years).

The following warrants were in existence at December 31, 2019:

									Expected	Risk-free
Number	Number	Grant	Expiry	Exercise	Fair value at	Grant date	Expected	Expected	dividend	interest
outstanding	exercisable	date	date	price	grant date	share price	volatility	life (yrs)	yield	rate
3,846,153	3,846,153	12-Jun-17	12-Jun-22	$0.20	$161,789	$0.12	79.9%	5	0%	1.04%
Warrant issue costs					$(1,350)
3,846,153	3,846,153				$160,439

12.	Financial instruments

Financial assets and financial liabilities as at December 31, 2019 and 2018 are as follows:

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2019
Cash	$4,762	$-	$4,762
Public investments	-	623,275	623,275
Accounts payable and accrued liabilities	(1,802,024)	-	(1,802,024)

21

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
December 31, 2018
Cash	$11,103	$-	$11,103
Public investments	-	1,648,119	1,648,119
Receivables	3,624	110,000	113,624
Private investments	-	151,454	151,454
Accounts payable and accrued liabilities	(1,604,922)	-	$(1,604,922)

Routemaster’s operations involve the purchase and sale of securities. Accordingly, the majority of the Company’s assets are currently comprised of financial instruments which can expose it to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Financial instruments included in receivables consist of interest and amounts receivable of $Nil at December 31, 2019 (December 31, 2018 - $113,624).

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at December 31, 2019, the Company had assets of $636,459 (December 31, 2018 - $1,946,695) to settle current liabilities of $1,802,024 (December 31, 2018 - $1,604,922).

The following table shows the Company’s source of liquidity by assets as at December 31, 2019 and 2018.

December 31, 2019
	Total	Less than 1 year	1-3 years
Cash	$4,762	$4,762	$-
Public investments	623,275	623,275	-
Prepaid expenses	8,422	8,422	-
Total assets - December 31, 2019	$636,459	$636,459	$-

22

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Liquidity risk (continued)

December 31, 2018
	Total	Less than 1 year	1-3 years
Cash	$11,103	$11,103	$-
Public investments	1,648,119	1,648,119	-
Receivables	123,194	113,624	9,570
Prepaid expenses	12,825	12,825	-
Private investments	151,454	-	151,454
Total assets - December 31, 2018	$1,946,695	$1,785,671	$161,024

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. At December 31, 2019, one investment made up approximately 64% (December 31, 2018 – 50%) of the total assets of the Company.

For the year ended December 31, 2019, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $0.04 million, or $0.001 per share.

For the year ended December 31, 2019, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $0.06 million, or $0.002 per share. This estimated impact on the statement of loss includes the estimated value of the non-traded warrants held, as determined using the Black-Scholes option pricing model.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at December 31, 2019, a 1% change in interest rates could result in a corresponding nominal change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

23

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

(c)	Currency risk (continued)

As at December 31, 2019, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

December 31, 2019
	United States Dollars	British Pound
Cash	$129	$-
Accounts payable and accrued liabilities	(58,446)	(75,957)
Net assets (liabilities)	$(58,317)	$(75,957)

December 31, 2018
	United States Dollars	British Pound
Cash	$75	$-
Interest receivable	3,624	-
Private investment	101,454	-
Accounts payable and accrued liabilities	(84,126)	(77,129)
Net assets (liabilities)	$21,027	$(77,129)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of December 31, 2019 would result in an estimated increase (decrease) of approximately ($13,400). (December 31, 2018 - $5,600).

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company audited financial statements.
iii.	Prior to maturity, the outstanding loans receivable are carried at their discounted value. Following their maturity, loans receivables are carried at their estimated realizable value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at December 31, 2019.

	Level 1	Level 2	Level 3
		(Valuation	(Valuation
		technique -	technique -
	(Quoted Market	observable	non-observable
Investments, fair value	price)	market Inputs)	market inputs)	Total
Publicly traded investments	$623,275	$-	$-	$623,275
December 31, 2019	$623,275	$-	$-	$623,275

24

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Fair value of financial instruments (continued)

	Level 1	Level 2	Level 3
		(Valuation	(Valuation
		technique -	technique -
	(Quoted Market	observable	non-observable
Investments, fair value	price)	market Inputs)	market inputs)	Total

Publicly traded investments	$1,621,640	$-	$-	$1,621,640
Non-trading warrants on public investments	-	26,479	-	26,479
Private investment	-	101,454	50,000	151,454
December 31, 2018	$1,621,640	$127,933	$50,000	$1,799,573

Level 2 Hierarchy

During the year ended December 31, 2019, the 500,000 EarthRenew Inc. (“ERTH”) common shares had a hold period until May 10, 2019. These shares were transferred from Level 2 to Level 1 as the hold period expired and were subsequently sold.

During the year ended December 31, 2018, the common shares of QMX Gold Corporation, Pacific Rim Cobalt Corp. and ARHT Media Inc. were transferred from Level 2 to Level 1 after the 4-month hold period and were sold during the year ended December 31, 2019.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the year ended December 31, 2019 and 2018. These financial instruments are measured at fair value utilizing non- observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the years ended	December 31, 2019	December 31, 2018

Balance, beginning of year	$50,000	$960,000
Transferred to Level 1	(50,000)	(910,000)
Balance, end of year	$-	$50,000

On September 20, 2019, Yukoterre Resources Inc. successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. As of December 31, 2019, the Company had no private investments.

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies. The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2018.

Range of
			Significant	significant
		Valuation	unobservable	unobservable
Description	Fair vaue	technique	input(s)	input(s)

Yukoterre Resources Inc.	$50,000	Recent financing	Marketability of shares	0% discount

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Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

12.	Financial instruments (continued)

Fair value of financial instruments (continued)

Level 3 Hierarchy (continued)

Yukoterre Resources Inc. (Formerly 2560344 Ontario Inc.)

On April 26, 2017, the Company invested in Yukoterre Resources Inc., a private company with a coal project in Yukon, along with other arms-length investors. The valuation is based on the most recent financing and management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2018. As at December 31, 2018, a +/- 10% change in the fair value of Yukoterre Resources Inc. will result in a corresponding +/- $5,000 (December 31, 2017: +/- $5,000) change in the carrying amount. While this illustrates the overall effect of changing the values of the unobservable inputs by a set percentage, the significance of the impact and the range of reasonably possible alternative assumptions may differ significantly between investments, given their different terms and circumstances.

13.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any externally imposed capital requirements other than of the TSXV which has certain working capital and financial resource requirements to be available to maintain operations and cover general and administration expenses. TSXV will consider, among other things, the listed issuer’s ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings in the financial statements regarding the listed issuer’s ability to continue as a going concern. There were no changes to the Company’s capital management during the year ended December 31, 2019. As of December 31, 2019, the Company may not be compliant with the policies of the TSXV. The impact of any such violation is not known and is ultimately dependent on the discretion of the TSXV.

26

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

14.	Related party disclosures

a)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2019 and 2018.

Investment	Nature of relationship	Estimated Fair value	% of FV
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders / warrant holders	$128,700	20.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	404,575	65.0%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	90,000	14.4%
Total investment - December 31, 2019		$623,275	100.0%

Investment	Nature of relationship	Estimated Fair value	% of FV
Aberdeen International Inc.	Director and officer (Stan Bharti), Officer (Ryan Ptolemy), and common shareholders / warrant holders	$208,260	12.3%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders / warrant holders	461,100	27.2%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	970,980	57.1%
Total other five investments	Common shareholders / warrant holders	57,779	3.4%
Total investment - December 31, 2018		$1,698,119	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes & Manhattan Inc. holds more than 10% of the Company’s common shares as at December 31, 2019 and 2018.

b)	During the year ended December 31, 2019 and 2018, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services Years ended December 31,
	2019	2018
2227929 Ontario Inc.	$120,000	$228,289
Forbes & Manhattan Inc.	120,071	120,000
	$240,071	$348,289

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at December 31, 2019, the Company had a payable balance of $439,007 (December 31, 2018 - $340,250) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. Fred Leigh, a former Director and Officer of the Company, is also a director of 2227929 Ontario Inc.

27

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

14.	Related party disclosures (continued)

In August 2017, Forbes became an insider of the Company owning approximately 34.9% (approximately 27.9 % at December 31, 2019 and 2018) outstanding shares of the Company through acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at December 31, 2019 the Company had a payable balance of $135,680 (December 31, 2018 - $45,200). Such amounts are unsecured, with no fixed terms of repayment.

Included in accounts payable and accrued liabilities was $Nil (December 31, 2018 - $118,483) reimbursable expenses owed to Brazil Potash Crop. (“BPC”). During the year ended December 31, 2019, the payables were forgiven by BPC. Stan Bharti, executive chairman of Forbes, is an insider of Routemaster, is also a director of BPC. Ryan Ptolemy, an officer of Routemaster, is also an officer of BPC.

Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($75,957) (December 31, 2018 - $77,129) expenses owed to Vik Pathak, a former director and officer of Routemaster.

Included in amounts receivable was $Nil (2017 - $110,000) pertaining to a subscription of common shares of ERTH. Ryan Ptolemy, an officer of Routemaster, is also an officer of ERTH.

c)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the years ended December 31, 2019 and 2018 were as follows:

	Years ended December 31,
	2019	2018
Short-term benefits	$190,248	$232,842
	$190,248	$232,842

At December 31, 2019, the Company had $96,239 (December 31, 2018 - $Nil) owing to its current key management, and $655,296 (December 31, 2018 - $679,333) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

15.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $912,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these financial statements. Minimum commitments remaining under these contracts were approximately $289,405, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action.

28

Routemaster Capital Inc.

Notes to the Financial Statements

Years ended December 31, 2019 and 2018

(Expressed in Canadian dollars unless otherwise noted)

16.	Income taxes

a)	Provision for Income Taxes

Major items causing the Company’s income tax rate to differ from the Canadian federal and provincial statutory rate of 26.5% (2018 – 26.5%) were as follows:

	2019 $	2018 $
(Loss) before income taxes	(1,507,338)	(9,794,067)

Expected income tax recovery based on statutory rate	(399,000)	(2,595,000)
Adjustment to expected income tax benefit:
Change in foreign exchange rates	(1,000)	(7,000)
Provision to return adjustment	7,000	9,000
Other	(580,000)	1,757,000
Change in unrecorded tax benefits	973,000	836,000
Deferred income tax provision (recovery)	-	-

b)	Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences in Canada:

	2019 $	2018 $

Non-capital loss carry-forwards	19,461,000	17,967,000
Share issue costs	28,000	43,000
Exploration and evaluation assets	5,957,000	5,957,000
Investments	2,307,000	-
Capital losses carried forward	23,073,000	23,073,000

The Company has approximately $19,461,000 of non-capital loss carry-forwards in Canada which may be used to reduce the taxable income of future years. These losses expire from 2026 to 2039.

29

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2019

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to Routemaster Capital Inc. (“we”, “our”, “us”, “Routemaster” or the “Company”) containing information through February 26, 2020, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for years ended December 31, 2019 and 2018. The financial statements and related notes of Routemaster have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Please refer to the notes of the December 31, 2019 annual audited year for disclosure of the Company’s significant accounting policies. The Company’s functional and reporting currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Except for statements of historical fact relating to Routemaster certain information contained herein constitutes forward-looking information under Canadian securities legislation. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward-looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate,  as  actual  results  and  future  events  could  differ  materially  from  those  anticipated  in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

OVERVIEW OF THE COMPANY

Routemaster is a publicly listed investment issuer on the TSX Venture Exchange (“TSXV”) trading under the symbol “RM”. The Company makes use of the experience, expertise and opportunity flow of its management and board of directors to opportunistically make investments that the Company believes will provide superior returns. Such investments may include the acquisition of equity, debt or other securities of publicly traded companies, private companies, or other entities.

The Company’s financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements.

INVESTMENT EVALUATION PROCESS

In selecting securities for the investment portfolio of the Company, the Investment Committee will consider various factors in relation to any particular issuer, including:

➢	inherent value of its assets;
➢	proven management, clearly-defined management objectives and strong technical and professional support;
➢	future capital requirements to develop the full potential of its business and the expected ability to raise the necessary capital;
➢	anticipated rate of return and the level of risk; and
➢	financial performance, including consistency of positive cash flow.

COMPOSITION OF INVESTMENT PORTFOLIO

The nature and timing of the Company’s investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

The Company intends to create a diversified portfolio of investments. The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

INVESTMENT STRATEGY

The Company’s investment strategy guidelines are:

➢	The Company may invest in securities of both public and private companies or other entities that the Company believes have the potential for superior investment returns.

➢
The Company will maintain a flexible position with respect to the form of investment taken and may employ a wide range of investment instruments, including equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants, options, royalties, net profit interests and other hybrid instruments.

➢
The Company will not invest in physical commodities, derivatives, “short” sales or other similar transactions (except that the Company may sell call options to purchase securities owned by the Company as a means of locking in gains or avoiding future losses).

➢
The Company will not be precluded from investing in any particular industry. The Company’s management and the Board have experience and expertise in a wide range of industry sectors and will pursue opportunities in those sectors that the Company believes from time to time offer the best opportunities for the creation of enhanced value for the Company’s shareholders. Similarly, there are no restrictions on the size or market capitalization of companies or other entities in which the Company may invest, subject to the provisions hereof.

➢
The Company has no specific policy with respect to investment diversification. Each investment will be assessed on its own merits and based upon its potential to generate above market gains for the Company.

➢	Immediate liquidity shall not be a requirement.

➢
The Company may, from time to time and in appropriate circumstances, seek a more active role in regards to investment situations and investee companies where the involvement of the Company is expected to make a significant difference to the success of the Company’s investment. In appropriate circumstances, this may involve the Company, either alone or jointly with other shareholders, seeking to influence the governance of public or private issuers by seeking board seats, launching proxy contests or taking other actions to enhance shareholder value, or becoming actively involved in the management or board oversight of investee companies.

➢
The Company may also make investments in special situations, including event-driven situations such as corporate restructurings, mergers, spin-offs, friendly or hostile takeovers, bankruptcies or leveraged buyouts. Such special situations may include, without limitation, investments in one or more public companies, by takeover bid or otherwise, where there is an opportunity to invest to gain control over the strategic direction of such public companies, whether using the shares of the Company as currency or otherwise. Such situations may also involve the Company lending money, directly or indirectly.

➢
Depending upon market conditions and applicable laws, the Company may seek to sell any or all of its investments when it concludes that those investments no longer offer the potential to generate appropriate gains for the Company, or when other investment opportunities reasonably available to the Company are expected to offer superior returns. This may include the disposition of any or all of the Company’s investments in a particular sector or of a particular nature, or any or all of the Company’s investments more generally, without prior notice to the Company’s shareholders.

➢	Subject to applicable laws and regulatory requirements, the Company may also from time to time seek to utilize its capital to repurchase shares of the Company.

➢	The Company may, from time to time, use borrowed funds to purchase or make investments, or to fund working capital requirements, or may make investments jointly with third parties.

➢
Depending upon the Company’s assessment of market conditions and investment opportunities, the Company may, from time to time, be fully invested, partially invested or entirely uninvested such that the Company is holding only cash or cash-equivalent balances while the Company actively seeks to redeploy such cash or cash-equivalent balances in suitable investment opportunities. Funds that are not invested or expected to be invested in the near-term, while the Company actively seeks to redeploy such funds in one or more suitable investment opportunities, may, from time to time as appropriate, be placed into high quality money market investments.

➢
All investments shall be made in compliance with applicable laws in relevant jurisdictions, and shall be made in accordance with the rules and policies of any applicable regulatory authorities. From time to time, the board of directors of the Company may authorize such additional or other investments outside of the guidelines described herein as it sees fit for the benefit of the Company and its shareholders.

FISCAL 2019 PERFORMANCE HIGHLIGHTS

	Three months ended December 31,				Twelve months ended December 31,
Operating Results	2019		2018		2019		2018
	$		$		$		$
Realized (loss) gain on investments, net		(162,982)		(213,720)		(708,793)		395,635
Unrealized (loss) on investments, net		(27,756)		(539,563)		(124,807)		(6,592,146)
Interest income		3		589		2,040		11,387
Net (loss) and comprehensive (loss)		(269,147)		(3,223,787)		(1,507,338)		(9,794,067)
Basic and dilute (loss) per share		(0.01)		(0.08)		(0.04)		(0.24)

During the three and twelve months ended December 31, 2019, the Company realized (loss) gain on investments of $(162,982) and $(708,793) compared to a realized (loss) gain of $(213,720) and $395,635 in 2018. During the three and twelve months ended December 31, 2019 the Company realized loss from the disposal of holdings in Aberdeen International Inc. (“AAB”), EarthRenew (“ERTH”), GF Comstock II LP (“GF”), Fura Gems Inc. (“FURA”), QMX Gold Corporation (“QMX”), Pacific Rim Cobalt Corp. (“BOLT”) and Trigon Metals Inc. (“TM”) . The Company’s unrealized (loss) on investments for the three and twelve months  ended  December  31,  2019  was  $(27,756)  and  $(124,807)  compared  to  $(539,563)      and $(6,592,146) in 2018. The unrealized (loss) for the three and twelve months ended December 31, 2019 consist of losses on the Company’s investments holdings in Sulliden Mining Capital Inc. (“SMC”), ARHT Media Inc. (“ART”), FURA, offset by unrealized gain on Yukoterre Resources Inc. (“YT”) and the reversal of prior year’s losses on AAB, FURA, QMX, BOLT and TM. The Company’s net (loss) and comprehensive (loss) for the three and twelve months ended December 31, 2019 was $(269,147) ($0.01 per common share) and $(1,507,338) ($0.04 per common share) compared to $(3,223,787) ($0.08 per common share) and $(9,794,067) ($0.24 per common share) in 2018. The decreased net (loss) for the three and twelve months ended December 31, 2019 was due to lower realized and unrealized (loss) on investments, decreased operating, general and administration costs, decreased transaction costs offset by lower foreign exchange gain and no interest income.  For more details, see the Financial Results section in this MD&A.

	December 31, 2019	December 31, 2018
Investments Total equities, at fair value	$623,275	$1,799,573
Total investments	623,275	1,799,573
Shareholders' (deficiency) equity	(1,165,565)	341,773

As at December 31, 2019, the Company’s total investments were $623,275 compared to $1,799,573 as at December 31, 2018. During the twelve months ended December 31, 2019, the Company’s shareholder’s equity decreased to a deficiency of $(1,165,565) from $341,773 as at December 31, 2018. The decrease in the value of the Company’s portfolio and decrease in shareholder’s equity during 2019 was mainly due to the realized and unrealized loss in investments, operating, general and administration costs, transaction costs, offset by foreign exchange gain.

INVESTMENTS, AT FAIR VALUE, THROUGH PROFIT AND LOSS, AS AT DECEMBER 31, 2019

Public investments

At December 31, 2019 the Company’s four publicly-traded investments had a total estimated fair value of
$623,275.

Public Issuer	Note Security description		Cost	Estimated Fair Value	% of FV
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	$14,318	$ -	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$2,929,970	$ 623,275	100.0%
(i)	An insider and a former officer of the Company is a director and officer of the investee corporation as at December 31, 2019.
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

At December 31, 2018, the Company’s seven publicly-traded investments had a total estimated fair value of $1,648,119.

Public Issuer	Note Security description		Cost	Estimated Fair Value	% of FV
Aberdeen International Inc.	(i)	3,471,000 common shares	$451,230	$ 208,260	12.6%
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	14,318	1,413	0.1%
Fura Gems Inc.	(i)	1,580,000 common shares	549,015	461,100	28.0%
		500,000 warrants expire May 5, 2019
Pacific Rim Cobalt Corp.		457,143 warrants expire Oct 23, 2019	48,255	6,309	0.4%
QMX Gold Corporation		577,000 warrants expire Oct 5, 2019	68,288	57	0.0%
Trigon Metals Inc.		325,000 warrants expire Sept 16, 2019	88,255	-	0.0%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	970,980	58.9%
Total public investments			$3,831,613	$ 1,648,119	100.0%

(i)	An insider and/or officer of the Company is a director and officer of the investee corporation as at December 31, 2018.
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At December 31, 2019, the Company had no private investments.

At December 31, 2018, the Company’s two private investments had a total estimated fair value of $151,454.

Private Issuer	Note Security description	Cost	Estimated Fair Value	% of FV
Yukoterre Resources Inc.*	1,000,000 common shares	$ 50,000	101,454	33.0%
GF Comstock II LP	Limited partnership	99,848		67.0%

Total private investments		$ 149,848	$ 151,454	100.0%
*Formerly 2560344 Ontario Inc.

During the year ended December 31, 2019, the Company disposed of investments for proceeds of approximately $0.5 million.  See details below.

Aberdeen (TSX: AAB)

Aberdeen is publicly traded global resource investment company and merchant bank focused on small capitalized companies in the metals and mining sector. Aberdeen’s operations are in Canada and makes investments, mostly into public and private Canadian resources companies, whose operations are located throughout the world. In Q3, 2017, the Company received 7,140,000 Aberdeen common shares as part of the consideration of the sale of 1.0% net smelter returns royalty with respect to the Sal de los Angeles lithium project in Argentina. These shares were valued at $928,200 on the closing of the transaction. During the year ended December 31, 2019, the Company disposed of 3,471,000 shares for proceeds of $181,635 and realized loss of $269,595 and a reversal of prior year unrealized loss of $242,970 in the current period. As at December 31, 2019, the Aberdeen investment had been fully disposed. Please refer to Aberdeen’s SEDAR profile for additional information on this company.

Fura (TSXV: FURA)

FURA is a Canadian public gemstone mining and marketing company, which is engaged in the mining, exploration and acquisition of gemstone licences. FURA headquarters is located in Toronto, Canada and its administrative headquarters is located in the Gold Tower, Dubai. FURA’s current mining licences are located in Colombia, Mozambique and Australia. The Company acquired 1.7 million common shares and 0.5 million share purchase warrants of FURA for an aggregate purchase price of $588,000 in 2017 and 2018. During the year ended December 31, 2019, the Company disposed of 800,000 shares of FURA for proceeds of $160,258 realized a loss of $99,640. In addition, the FURA warrants expired unexercised with a realized loss of $35,718 and a reversal of prior year unrealized loss of $17,018. The FURA common shares were valued at $128,700 at December 31, 2019 (December 31, 2018 - $442,400) resulting in an unrealized loss of $53,803 for the year ended December 31, 2019 and a cumulative unrealized loss of $124,700. The unrealized loss for the period is due to the decrease in FURA share price since December 31, 2018. As at December 31, 2019, the FURA investment represented approximately 20% of the total assets of the Company. A 10% decline in the fair market value of FURA would result in an estimated increase in loss to Routemaster of $12,870. Please refer to FURA’s SEDAR profile for additional information on this company.

Sulliden (TSX: SMC)

Sulliden is a Canadian public company focused on generating value through the acquisition and development of quality mining projects in the Americas, in addition to identifying opportunities across industries for active investments. The Company did not sell or disposed of any shares during 2018 and 2019 and the 8,091,500 Sulliden shares were valued at $404,575 with an unrealized loss of $566,405 for the year ended December 31, 2019 and a cumulative unrealized loss of $2,207,677 as a result of the decrease in Sulliden’s share price. As at December 31, 2019, the Sulliden investment represented approximately 64% of the total assets of the Company. A 10% decline in the fair market value of Sulliden would result in an estimated increase in loss to Routemaster of $40,458. Please refer to Sulliden’s SEDAR profile for additional information on this company.

Yukoterre Resources Inc. (CSE: YT)

In Q2, 2017, the Company invested $50,000 for 1 million shares of Yukoterre Resources Inc. (“YT”). On September 20, 2019, Yukoterre successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. The YT common shares were valued at $90,000 at December 31, 2019 resulting in an unrealized gain of $40,000. As at December 31, 2019, the YT investment represented 14% of the total assets of the Company. A 10% decline in the fair market value of Yukoterre Resources Inc. would result in an estimated increase in loss to Routemaster of $9,000. Please refer to Yukoterre’s SEDAR profile for additional information on this company.

GF Comstock II LP

In Q1 2017, the Company invested US$96,250 ($127,166) in a limited partnership of GF Comstock II LP. The underlying assets of the investment fund consist of a secured debenture of US$95,343 ($125,967) and 39,143 common shares of Comstock Mining Inc. of US$907 ($1,199) which has assets in the US. During 2017 and 2018, GF disposed the common shares of Comstock Mining Inc. for proceeds of $7,352 and a realized gain of $6,154, repaid US$24,867 ($31,245) and capitalized US$3,893 ($5,126) accrued interest as principal of the debenture. During the year ended December 31, 2019, GF capitalized US$4,181 ($5,686) accrued interest and repaid US$78,550 ($105,535) as full and finally settlement of the debenture after deducting certain management fee and profit as outlined in the debenture agreement.

EarthRenew Inc. (CSE: ERTH)

The Company subscribed 500,000 shares of Valencia Venture Capital Inc. (“VVI”) in December 2018  for
$110,000. The Company received 500,000 common shares of ERTH upon the closing of a reversed take over transaction (“RTO”) between VVI and ERTH. During the year ended December 31, 2019, the Company disposed of 500,000 shares of ERTH for proceeds of $20,000 with a realized loss of $90,000. Please refer to ERTH’s SEDAR profile for additional information on this company.

FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three and twelve months ended December 31, 2019 and 2018. They should be read in conjunction with the Company’s financial statements for the years ended December 31, 2019 and 2018 and related notes.

	Three months ended December 31,
	2019	2018
Net (loss)	$(269,147)	$(3,223,787)
Realized (loss) on investments, net	(162,982)	(213,720)
Unrealized (loss) on investments, net	(27,756)	(539,563)
Other revenue	-	(20,464)
Interest income	3	589
Management and consulting fees	140,978	180,335
Travel and promotion	21,938	129,674
Office and rent	18,456	10,729
Accounting and legal	9,678	36,952
Regulatory and transfer agent	2,572	599
Transaction costs	525	2,357
Foreign exchange (loss) gain	(2,748)	38,657
Gain on settlement of payable	118,483	-
Recovery (Impairment) of loan receivable	-	(1,083,640)
(Impairment) of royalty interest	-	(1,045,000)

For the three months ended December 31, 2019, the Company recorded a net (loss) of $(269,147) ($0.01 per basic share) compared to $(3,223,787) ($0.08 per basic share) for the three months ended December 31, 2018.

The Company had a realized and unrealized (losses) on investments of $(162,982) and $(27,756), interest income of $3 during the three months ended December 31, 2019 compared to a realized and unrealized (losses) on investment of $(213,720) and $(539,563), other revenue of $(20,464) and interest income of $589 in the prior year. The realized loss in 2019 was a result of disposal of the Company’s investments in FURA and the expiry of the BOLT and QMX warrants. The unrealized gain on investments was a result of gain on the Company’s investment in YT offset by decreased share price in FURA, SMC and decreased fair value on ARHT Media Inc. warrants during the three months ended December 31, 2019. The realized loss in 2018 was a result of disposal of the Company’s investments in AAB and FURA and repayment of GF debenture, and the unrealized loss on investments was a result of share price decreases in the all Company’s investment holdings during the three months ended December 31, 2018.

Interest income for the three months ended December 31, 2019 was $3 compared to $589 in 2018. The decreased is due to repayment of the GF loan.

Management and consulting fees decreased $39,357 during the three months ended December 31, 2019 compared to the quarter ended December 31, 2018 mainly due to reduced consulting fees.

Travel and promotion decreased $107,736 during the three months ended December 31, 2019 compared to the quarter ended December 31, 2018 due to decreased business travel and shareholder communications activities in 2019.

Office and rent increased by $7,727 during the three months ended December 31, 2019 compared to the quarter ended December 31, 2018 due to lower office costs in 2018.

Accounting and legal decreased by $27,274 during the three months ended December 31, 2019 compared to the quarter ended December 31, 2018 due to lower legal fees and audit accrual in 2019.

Regulatory and transfer agent costs increased by $1,973 during the three months ended December 31, 2019 compared to the quarter ended December 31, 2018 due to higher activities in Q4 2019.

Transaction costs decreased by $1,832 during the three months ended December 31, 2019 compared to the three months ended December 31, 2018 due to lower brokerage fees and commissions relating to the Company’s trading activities.

Foreign exchange loss was $(2,748) for the quarter ended December 31, 2019 compared to a gain of $38,657 for the three months ended December 31, 2018. The gain (loss) reflects the currency fluctuations in the Company’s loans receivable and accounts payables denominated in US dollars and British Pounds.

The Company had a gain on settlement of payable of $118,483 during the three months ended December 31, 2019 compared to the Company’s provision of $1,083,640 made in the prior year relating to the collectability of the Gear loan.

There were no provision on Royalty interest during the three months ended December 31, 2019 compared to a provision of $1,045,000 made in the prior year resulting from a review on the development plans at its Quebec Gold Royalty.

During the three months ended December 31, 2019, the Company used $(9,243) in operations of which $51,023 was provided by the disposal of investment and $133,910 was provided in the change of working capital. During the comparative three months ended December 31, 2018, the Company provided $4,840 in operations of which $242,475 was generated from sale of investment and $174,108 provided for the change of working capital.

Twelve months ended December 31, 2019 and 2018

	Twelve Months ended December 31,
	2019	2018
Net (loss)	$(1,507,338)	$(9,794,067)
Realized (loss) gain on investments, net	(708,793)	395,635
Unrealized (loss) on investments, net	(124,807)	(6,592,146)
Interest income	2,040	11,387
Management and consulting fees	578,017	711,890
Travel and promotion	69,319	577,922
Office and rent	77,891	58,101
Accounting and legal	51,272	102,774
Regulatory and transfer agent	18,148	23,857
Transaction costs	3,739	30,971
Foreign exchange gain	4,125	25,212
Foreign exchange gain	118,483	-
Recovery (Impairment) of loan receivable	-	(1,083,640)
(Impairment) of royalty interest	-	(1,045,000)

For the twelve months ended December 31, 2019, the Company recorded a net (loss) of $(1,507,338) ($0.04 per basic share) compared to $(9,794,067) ($0.24 per basic share) for the twelve months ended December 31, 2018.

The Company had a realized and unrealized (losses) on investments of $(708,793) and $(124,807) and interest income of $2,040 during the twelve months ended December 31, 2019 compared to a realized gain and unrealized (loss) on investments of $395,635 and $(6,592,146) and interest income of $11,387 in the prior year. The realized loss in 2019 was a result of disposal of the Company’s investments in AAB, ERTH, FURA, the redemption of the GF debenture and the expired warrants in FURA, QMX, BOLT and TM. The unrealized loss on investments was a result of decreased in the share price of the Company’s investment holdings during the twelve months ended December 31, 2019. The realized gain in 2018 was a result of gain on disposal of the Company’s investments in DLI, BOLT and FURA offset by loss from the disposal of AAB, ART, QMX and TM and the repayment of GF debenture. The unrealized loss on investments in 2018 was a result of declining share price in the Company’s investment holdings and reversal of prior year unrealized gain (loss) into 2018.

Interest income decreased $9,347 during the twelve months ended December 31, 2019 compared to the prior period due to the redemption of the GF debenture.

Management and consulting fees decreased $133,873 during the twelve months ended December 31, 2019 compared to the twelve months ended December 31, 2018 due to lower managements fees in 2019.

Travel and promotion decreased $508,603 during the twelve months ended December 31, 2019 compared to the twelve months ended December 31, 2018 due to decreased business travel and shareholders communication activities in 2019.

Office and rent increased by $19,790 during the twelve months ended December 31, 2019 compared to the twelve months ended December 31, 2018 due to higher office costs in 2019.

Accounting and legal decreased $51,502 during the twelve months ended December 31, 2019 compared to the twelve months ended December 31, 2018 due to lower legal fees and lower audit fees accrual.

Regulatory and transfer agent costs decreased by $5,709 during the twelve months ended December 31, 2019 compared to the twelve months ended December 31, 2018 due to lower activities in 2019.

Transaction costs decreased by $27,232 during the twelve months ended December 31, 2019 compared to the twelve months ended December 31, 2018 due to lower brokerage fees and commissions relating to the Company’s trading activities.

Foreign exchange gain was $4,125 for the twelve months ended December 31, 2019 compared to $25,212 for the twelve months ended December 31, 2018. The gain (loss) reflects the currency fluctuations in the Company’s loans receivable and accounts payables denominated in US dollars and British Pounds .

The Company had a gain on settlement of payable of $118,483 during the twelve months ended December 31, 2019 compared to the Company’s provision of $1,083,640 made in the prior year relating to the collectability of the Gear loan.

There were no provision on Royalty interest during the twelve months ended December 31, 2019 compared to a provision of $1,045,000 made in the prior year resulting from a review on the development plans at its Quebec Gold Royalty.

During the twelve months ended December 31, 2019, the Company used $(5,711) in operations of which $458,383 was provided through the disposal of investment and $332,273 was provided in the change of working capital. During the comparative twelve months ended December 31, 2018, the Company   used $(675,649) in operations of which $(884,000) was used for purchase of investments, $(848,571) used for loans provided, $2,361,045 was generated from sale of investment and $206,225 provided for the change of working capital.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

Routemaster relies upon various sources of funds for its ongoing operating activities. These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.

Routemaster used cash of $5,711 in its operating activities during the twelve months ended December 31, 2019. Included in cash used in operations are $458,383 generated from proceeds on sale of investments and $332,273 provided in the changes of working capital. As at December 31, 2019, the Company’s sources of funds include the estimated fair value of its equity portfolio investments of $623,275, cash of
$4,762 offset by liabilities of $1,802,024.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.

As at December 31, 2019 and 2018, the Company had the following financial assets and liabilities denominated in foreign currencies:
December 31, 2019

	United States Dollars	British Pound
Cash	$129	-
Accounts payable and accrued liabilities	$(58,446)	(75,957)
Net assets	$(57,317)	(75,957)

	United States Dollars	British Pound
Cash	$75	$-
Interest receivable	3,624	-
Private investment	101,454	-
Accounts payable and accrued liabilities	(84,126)	(77,129)
Net assets (liabilities)	$21,027	$(77,129)

At December 31, 2019, United States Dollar was converted at a rate of $1.2988 (December 31, 2018 - $1.3642) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7174 (December 31, 2018 - $1.7439) Canadian Dollars to 1.00 British Pound.

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any externally imposed capital requirements other than of the TSXV which has certain working capital and financial resource requirements to be available to maintain operations and cover general and administration expenses. The TSXV will consider, among other things, a listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings in the financial statements regarding the listed issuer's ability to continue as a going concern. There were no changes to the Company’s capital management during the year ended December 31, 2019. As of December 31, 2019, the Company may not be compliant with the policies of the TSXV. The impact of any such violation is not known and is ultimately dependent on the discretion of the TSXV.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of approximately $912,000 be made upon the occurrence of certain events such as a change of control. Minimum commitments remaining under these contracts were approximately $289,405, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.  As at December 31, 2019, no amounts have been accrued related to such matters.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company is currently defending the matter and is reviewing its options with regards to this action.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
	2019	2019	2019	2019	2018	2018	2018	2018
Revenue	$(190,735)	$107,411	$(450,120)	$(298,116)	$(773,158)	$(1,273,106)	$(2,480,947)	$(1,657,913)
Net (loss) income	$(269,147)	$(92,534)	$(643,996)	$(501,661)	$(3,223,787)	$(1,584,911)	$(2,798,068)	$(2,187,301)
(Loss) per Share - basic	$(0.01)	$(0.00)	$(0.02)	$(0.01)	$(0.08)	$(0.04)	$(0.07)	$(0.05)
(Loss) per Share - diluted	$(0.01)	$(0.00)	$(0.02)	$(0.01)	$(0.08)	$(0.04)	$(0.07)	$(0.05)
Total Assets	$636,459	$898,625	$901,094	$1,453,913	$1,946,695	$4,716,392	$6,188,312	$9,081,813
Total Long Term Liabilities	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

SELECTED ANNUAL INFORMATION

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-19	31-Dec-18	31-Dec-17
(a) Net Sales	-	-	-
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$(1,507,338)	$(9,794,067)	$4,089,673
(ii) (Loss) income per share – basic and diluted	$(0.04)	$(0.24)	$0.17
(c) Total Assets	$636,459	$1,946,695	$11,335,002
(d) Total Liabilities	$1,802,024	$1,604,922	$1,199,162

There are no off-balance sheet arrangements to which the Company is committed.

COMPENSATION OF DIRECTORS AND OFFICERS

During the year ended December 31, 2019, the Company paid or accrued $Nil (2018 - $140,699) to directors of the Company and $190,248 (2018 - $92,143) to officers of the Company.

At December 31, 2019, the Company had $96,239 (December 31, 2018 - $Nil) owing to its current key management and $655,296 (December 31, 2018 - $679,333) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com

RELATED PARTY TRANSACTIONS

The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2019 and 2018.

Investment	Nature of relationship	Estimated Fair Value	% of FV

ARTH Media Inc.	Director (William Steers), and common shareholders /warrant holders	$-	0.0%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders /warrant holders	128,700	20.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	404,575	65%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	90,000	14.4%
Total investment - December 31, 2019		$623,275	100.0%

Investment	Nature of relationship	Estimated Fair Value	% of FV

Aberdeen International Inc.	Director and officer (Stan Bharti), Officer (Ryan Ptolemy), and common shareholders /warrant holders	$208,260	12.3%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders /warrant holders	461,100	27.2%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	970,980	57.1%
Total other five investments	Common shareholders/warrant holders	57,779	3.4%
Total investment - December 31, 2018		$1,698,119	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes holds more than 10% of the Company’s common shares as at December 31, 2019 and 2018.

During the year ended December 31, 2019, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

•
The Company incurred $120,000 (2018 - $228,289) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers. The costs associated with this space are administered by 2227929 Ontario Inc. As at December 31, 2019, the Company had a payable balance of $439,007 (December 31, 2018 - $340,250) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Fred Leigh, a former officer and director of the Company, is also a director of 2227929 Ontario Inc.

•
The Company incurred $120,071 (2018 - $120,000) for administration costs with Forbes. In August 2017, Forbes became an insider of the Company owning approximately 34.9%, at the time, (approximately 27.9% at December 31, 2019) outstanding shares of the Company through an acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at December 31, 2019, the Company had a payable balance of $135,680 (December 31, 2018 - $45,200) with Forbes. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand.

•
At December 31, 2019, the Company had accounts payable and accrued liabilities of $Nil (December 31, 2018 - $118,483) for reimbursable expenses owed to Brazil Potash Crop. (“BPC”). During the year ended December 31, 2019, the payables were forgiven by BPC. Stan Bharti, executive chairman of Forbes, is an insider of Routemaster, is also a director of BPC. Ryan Ptolemy, an officer of Routemaster, is also an officer of BPC.

•	Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($75,957) (December 31, 2018 - $77,129) expenses owed to Vik Pathak, a former director and officer of Routemaster.

•
Included in amounts receivable was $Nil (2017 - $110,000) pertaining to a subscription of common shares of EarthRenew Inc. (“EarthRenew”). Ryan Ptolemy, an officer of Routemaster, is also an officer of EarthRenew

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

MANAGEMENT CHANGE

On October 9, 2019, the Company announced the appointment of James Lanthier as President, Chief Executive Officer and a director of the Company.

Mr. Lanthier is a seasoned technology and media executive with a strong background in M&A and finance. His prior public company roles include CEO of Tangelo Games, as COO and a member of the founding management team of Mood Media, and COO / CFO of Fun Technologies, sold to Liberty Media. Mr. Lanthier has extensive capital markets and M&A experience and, additionally, has served as Non-Executive Director of a number of public companies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.
ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited financial statements.
iii.	Prior to maturity, the outstanding loans receivable are carried at their discounted value. Following their maturity, loans receivable are carried at their estimated realizable value.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at December 31, 2019 and 2018.

Investments, fair value	Level 1 (Quoted Market price)	Level 2 (Valuation technique - observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
	$	$	$	$
Publicly traded investments	623,275	-	-	623,275
December 31, 2019	623,275	-	-	623,275
Publicly traded investments	1,621,640	-	-	1,621,640
Non-trading warrants on public investments	-	26,479	-	26,479
Private investment	-	101,454	50,000	151,454
December 31, 2018	1,621,640	127,933	50,000	1,799,573

Level 2 Hierarchy

During the year ended December 31, 2019, the 500,000 ERTH common shares had a hold period until May 10, 2019. These shares were transferred from Level 2 to Level 1 as the hold period expired and were subsequently sold.

During the year ended December 31, 2018, the common shares of QMX Gold Corporation, Pacific Rim Cobalt Corp. and ARHT Media Inc. were transferred from Level 2 to Level 1 after the 4-month hold period and sold.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended December 31, 2019 and 2018. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Investments, fair value for the years ended	December 31, 2019	December 31, 2018

Balance, beginning of year	$50,000	$960,000
Transferred to Level 1	(50,000)	(910,000)
Balance, end of year	$-	$50,000

On September 20, 2019, Yukoterre successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange.

As of December 31, 2019, the Company had no private investment.

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies. The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2018.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)

Yukoterre Resources Inc.	$50,000	Recent financing	Marketability of shares	0% discount

OUTSTANDING SHARE DATA

Authorized unlimited common shares without par value – 41,513,631 are issued and outstanding as at February 26, 2020.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non- redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at February 26, 2020.

Stock options and convertible securities outstanding as at February 26, 2020 are as follows:

Stock Options:
2,065,000 with exercise price ranging from $0.11 to $0.35 expiring between September 29, 2021 and December 18, 2022.

Warrants:
3,846,153 with exercise price ranging of $0.20 expiring June 12, 2022.

RISKS AND UNCERTAINTIES

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company.

No Operating History as an Investment Issuer

The Company does not have any record of operating as an investment issuer or undertaking merchant banking operations. The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that the Company will not achieve its financial objectives as estimated by management. Furthermore, past successes of management or the Board does not guarantee future success.

Portfolio Exposure and Sensitivity to Political and Macro-Economic Conditions

Given the nature of the Company’s current and proposed investment activities, the results of operations and financial condition of the Company will be dependent upon the market value of the securities that will comprise the Company’s investment portfolio. Market value can be reflective of the actual or anticipated operating results of companies in the portfolio and/or the general market conditions that affect a particular sector. Various factors affecting a sector could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company may invest in small-cap businesses that may never mature or generate adequate returns or may require a number of years to do so. This may create an irregular pattern in the Company’s investment gains and revenues (if any).

Macro factors such as fluctuations in commodity prices and global political and economic conditions could also negatively affect the Company’s portfolio of investments. The Company may be adversely affected by the falling share prices of the securities of investee companies; as such, share prices may directly and negatively affect the estimated value of the Company’s portfolio of investments. Moreover, company- specific risks could have an adverse effect on one or more of the investments that may comprise the portfolio at any point in time. Company-specific and industry specific risks that may materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results. The factors affecting current macro-economic conditions are beyond the control of the Company.

Cash Flow, and Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, dividends and/or royalty payments on investments and proceeds from the disposition of investments. The availability of these sources of income and the amounts generated from these sources are dependent upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to capital markets is hindered, whether as a result of a downturn in market conditions generally or to matters specific to the Company, or if the value of its investments decline, resulting in losses upon disposition.

Private Issuers and Illiquid Securities

The Company may invest in securities of private issuers, illiquid securities of public issuers and publicly- traded securities that have low trading volumes. The value of these investments may be affected by factors such as investor demand, resale restrictions, general market trends and regulatory restrictions. Fluctuation in the market value of such investments may occur for a number of reasons beyond the control of the Company and there is no assurance that an adequate market will exist for investments made by the Company. Many of the investments made by the Company may be relatively illiquid and may decline in price if a significant number of such investments are offered for sale by the Company or other investors.

Trading Price of the Common Shares Relative to Net Asset Value

The Company is neither a mutual fund nor an investment fund and, due to the nature of its business and investment strategy and the composition of its investment portfolio, the market price of the Common Shares, at any time, may vary significantly from the Company’s net asset value per Common Share. This risk is separate and distinct from the risk that the market price of the Common Shares may decrease.

Concentration of Investments

Other than as described in the Company’s filings under its profile on SEDAR, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavourable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area, resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area.

The Company’s current portfolio of assets is highly concentrated in mining company equities which operate in developing countries. Investments in such equities are subject to significant risks inherent to the mining industry and conducting business in developing countries, which may be subject to additional risks, such as significant social unrest, corruption, criminality, terrorism, acts of war, expropriation, and the absence of the rule of law. Mining industry stocks have been known to be highly volatile and subject to significant fluctuations. In addition, the Company is looking to diversify and focus its investment activities in the technology sector and green and renewable energy sectors. There is no assurance the Company will be successful in its diversification efforts. These industries are also subject to significant fluctuations and uncertainties. In the event the Company’s investment become concentrated in any such sectors, it will be subject to the risks inherent to such sectors.

Available Opportunities and Competition for Investments

The success of the Company’s operations will depend upon, among other things: (a) the availability of appropriate investment opportunities; (b) the Company’s ability to identify, select, acquire, grow and exit those investments; and (c) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, will have a longer operating history and may be better capitalized, have more personnel and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing, which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can also be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of investments. These competitors may limit the Company’s opportunities to acquire interests in investments that are attractive to the Company. The Company may be required to invest otherwise than in accordance with its investment policy and strategy in order to meet its investment objectives. If the Company is required to invest other than in accordance with its investment policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares comprising the Company’s investment portfolio is sustainable. The trading prices of such subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including, but not limited to, quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the resource industry and general market or economic conditions. In recent years, equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments.

Dependence on Management, Directors and Investment Committee

The Company is dependent upon the efforts, skill and business contacts of key members of management and the Board for, among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow assets and raise funds.

From time to time, the Company will also need to identify and retain additional skilled management to efficiently operate its business. Recruiting and retaining qualified personnel is critical to the Company’s success and there can be no assurance of its ability to attract and retain such personnel. If the Company is not successful in attracting and training qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Additional Financing Requirements

The Company may have ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available at all, on acceptable terms or at an acceptable level. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the securities of the Company will earn any positive return in the short-term or long-term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments successfully. The past performance of management of the Company provides no assurance of its future success.

Potential Conflicts of Interest

Certain of the directors and officers of the Company are or may, from time to time, be involved in other financial investments and professional activities that may on occasion cause a conflict of interest with their duties to the Company. These include serving as directors, officers, advisors or agents of other public and private companies, including companies involved in similar businesses to the Company or companies in which the Company may invest, managing of investment funds, purchases and sales of securities and investment and management counselling for other clients. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s results of operations and financial condition.

Due Diligence

The due diligence process undertaken by the Company in connection with investments may not reveal all facts that may be relevant in connection with an investment. Before making investments, the Company will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third- party investigations. The due diligence investigation that is carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of Routemaster may have a conflict of interest in negotiating and concluding terms respecting such participation.

The Company has no restrictions with respect to investing in companies or other entities in which a member of the Company’s management or Board may already have an interest or involvement. However, prior to the Company making an investment, all members of senior management and the Board shall be obligated to disclose any such other interest or involvement. In the event that a conflict is determined to exist, the Company may only proceed after receiving approval from disinterested members of the Board.

The Company is also subject to the “non arm’s length” transaction policies of the TSX Venture Exchange, which mandates disinterested shareholder approval for certain transactions.

The management and directors of the Company may be involved in other activities which may on occasion cause a conflict of interest with his or her duties to the Company. These include serving as directors, officers, promoters, advisors or agents of other public and private companies, including of companies in which the Company may invest, or being shareholders or having an involvement or financial interest in one or more shareholders of existing or prospective investee companies of the Company. The management and directors of the Company may also engage from time to time in transactions with the Company where any one or more of such persons is acting in his or her capacity as financial or other advisor, broker, intermediary, principal or counterparty.

The management and directors of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunities and requiring disclosure of conflicts of interest, and the Company will rely upon such laws in respect of any conflict of interest. Further, to the extent that management or directors of the Company engage in any transactions with the Company, such transactions will be carried out on customary and arm’s length commercial terms.

Non-controlling Interests

The Company’s investments include equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which Routemaster does not agree or that the majority stakeholders or the management of the investee Company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the values of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Litigation

Routemaster has entered into legally binding agreements with various  third  parties  on  a consulting basis. The interpretation of the rights and obligations that arise from such agreements is open to interpretation and Routemaster may disagree with the position taken by the various other parties resulting in a dispute that could potentially initiate litigation and cause Routemaster to incur legal costs in the future.

Given the speculative and unpredictable nature of litigation, the outcome of any such disputes could have a material adverse effect on Routemaster.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 2 of its annual audited financial statements.

New accounting change

During the year ended December 31, 2019, the Company adopted a number of new IFRS standards, interpretations, amendments and improvements of existing standards. These included IFRS 16. These new standards and changes did not have any material impact on the Company’s annual financial statements.

IFRS 16 – Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 – Leases as well as some lease related interpretations. With certain exceptions for leases under months in length or for assets of low value, IFRS 16 states that upon lease commencement a lessee recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at the amount of the liability plus any initial direct costs. After lease commencement, the lessee shall measure the right-of-use asset at cost less accumulated depreciation and accumulated impairment. A lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. IFRS 16 requires that lessors classify each lease as an operating lease or a finance lease. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Otherwise it is an operating lease. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. This new standard did not have any material impact on the Company’s condensed interim financial statements.

Future accounting change

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim financial statements are as follows:

Fair value of financial derivatives
Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value.

Fair value of investment in securities not quoted in an active market or private company investments Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques.

The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments
The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share- based compensation expense. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share based compensation expense.

Investment entity
Management has determined that the Company qualifies for the exemption from consolidation given that the Company has the following typical characteristics of an investment entity:

(a)	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;
(b)	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
(c)	measures and evaluates the performance of substantially all of its investments on a fair value basis.

CONDENSED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2020 and 2019

(expressed in Canadian dollars)

ROUTEMASTER CAPITAL INC.

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada (CPA Canada) for a review of interim financial statements by an entity’s auditor.

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Routemaster Capital Inc.

Table of Contents

Condensed interim statements of financial position	4
Condensed interim statements of operations and comprehensive income (loss)	5
Condensed interim statements of cash flows	6
Condensed interim statements of changes in equity	7
Notes to the condensed interim financial statements	8-19

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Routemaster Capital Inc.

Condensed Interim Statements of Financial Position
(Expressed in Canadian dollars - unaudited)

	Note	September 30,	December 31,
		2020 $	2019 $
Assets
Cash	10	7,907	4,762
Public investments, at fair value through profit and loss	3,10	744,555	623,275
Prepaid expenses and deposits	4,10	443	8,422
Private investments, at fair value through profit and loss	3,6	3,032,788	-
Total assets		3,785,693	636,459
Liabilities
Accounts payable and accrued liabilities	5,10,12	1,514,790	1,802,024
Total liabilities		1,514,790	1,802,024
Equity (Deficiency)
Common shares	8	19,303,598	18,820,850
Preferred shares		4,321,350	4,321,350
Share-based payments reserves	9	469,272	359,408
(Deficit)		(21,823,317)	(24,667,173)
Total equity (deficiency)		2,270,903	(1,165,565)
Total liabilities and equity (deficiency)		3,785,693	636,459
Nature of operations and going concern	1
Commitments and contingencies	13
Subsequent events	14

Approved on behalf of the Directors:

“Tito Gandhi”	“Daniyal Baizak”
Director	Director

See accompanying notes to these condensed interim financial statements

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Routemaster Capital Inc.

Condensed Interim Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars - unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
		$	$	$	$
Revenues
Realized (loss) on investments, net		-	(141,455)	(197,863)	(545,811)
Unrealized gain (loss) on investments, net		81,894	248,866	368,059	(97,051)
Gain on sale of royalties	6	2,998,002	-	2,998,002	-
Interest income		-	-	-	2,037
Total revenue		3,079,896	107,411	3,168,198	(640,825)
Expenses
Operating, general and administration	7	119,902	199,562	321,063	601,025
Transaction costs		-	1,108	1,592	3,214
Foreign exchange loss (gain)		326	(725)	1,687	(6,873)
Total expenses		120,228	199,945	324,342	597,366
Net income (loss) and comprehensive income (loss) for the period		2,959,668	(92,534)	2,843,856	(1,238,191)

Income (loss) per share
Basic		0.05	(0.00)	0.06	(0.03)
Diluted		0.05	(0.00)	0.06	(0.03)

Weighted average number of shares outstanding:
Basic	61,513,693		41,513,631	48,520,993	41,513,631
Diluted	63,435,981		41,513,631	50,310,158	41,513,631

See accompanying notes to these condensed interim financial statements

5

Routemaster Capital Inc.

Condensed Interim Statements of Cash Flows

(Expressed in Canadian dollars - unaudited)

	Note	Nine months ended September 30,
		2020 $	2019 $
Cash (used in) provided by operations:
Net loss for the year		2,843,856	(1,238,191)
Adjustments to reconcile net income to cash (used in) operating activities:
Gain on sale of royalties	6	(2,998,002)	-
Realized loss on investments, net		197,863	545,811
Unrealized (gain) loss on investments, net		(368,059)	97,051
Unrealized loss (gain) on foreign exchange		1,687	(6,862)
		(322,655)	(602,191)

Adjustment for:
Purchase of investments		(65,000)	-
Disposal of investments		79,130	407,360
Change in receivables		-	(736)
Change in prepaid expenses and deposits		7,979	1,512
Change in accounts payable and accrued liabilities		(288,924)	197,587
Net cash (used in) provided from operating activities		(589,470)	3,532

Financing activities
Proceeds from issuance of shares/units	8	600,000	-
Share issuance costs	8	(7,388)	-
Net cash provided by financing activities		592,612	-

Effect of exchange rate changes on cash		3	(628)
Change in cash		3,145	2,904
Cash, beginning of period		4,762	11,103
Cash, end of period		7,907	14,007
Supplimental information:
Investments received through sale of royalties		$2,998,002	$-

See accompanying notes to these condensed interim financial statements

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Routemaster Capital Inc.

Condensed Interim Statements of Changes in Equity (Deficiency)

(Expressed in Canadian dollars - unaudited)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Warrants	Share-based Payments Reserve	Retained Earnings (Deficit)	Total

Balance, December 31, 2019	41,513,631	$18,820,850	4,500,000	$4,321,350	$198,969	$160,439	$359,408	$(24,667,173)	$(1,165,565)
Private Placement	20,000,000	600,000	-	-	-	-	-	-	600,000
Warrants issued	-	(109,953)	-	-	-	109,953	109,953	-	-
Broker warrants issued	-	-	-	-	-	1,548	1,548	-	1,548
Share and warrant issue costs	-	(7,299)	-	-	-	(1,637)	(1,637)	-	(8,936)
Net income for the period	-	-	-	-	-	-	-	2,843,857	2,843,857
Balance, September 30, 2020	61,513,631	$19,303,598	4,500,000	$4,321,350	$198,969	$270,303	$469,272	$(21,823,316)	$2,270,904

Balance, December 31, 2018	41,513,631	$18,820,850	4,500,000	$4,321,350	$233,641	$240,539	$474,180	$(23,274,607)	$341,773
Expiration of options	-	-	-	-	(34,672)	-	(34,672)	34,672	-
Net (loss) for the period	-	-	-	-	-	-	-	(1,238,191)	(1,238,191)
Balance, September 30, 2019	41,513,631	$18,820,850	$4,500,000	$4,321,350	$198,969	$240,539	$439,508	$(24,478,126)	$(896,418)

See accompanying notes to these condensed interim financial statements

7

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

1.	Nature of operations and going concern

Routemaster Capital Inc. (the “Company” or “Routemaster”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The Company sold its sole subsidiary on December 29, 2015 and completed a change of business (“COB”) to a tier 2 investment issuer under the rules of the TSXV on September 16, 2016. The Company’s head office is located at 65 Queen Street West, 8th Floor, Toronto, Ontario, Canada, M5H 2M5.

These condensed interim financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. For the nine months ended September 30, 2020, the Company incurred net income of $2,843,856 and as at September 30, 2020, reported an accumulated deficit of $21,823,317 and working capital of $2,270,903 including $7,907 in cash. The Company’s current source of operating cash flow is dependent on the marketability of its investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. The Company’s status as a going concern is contingent upon raising the necessary funds through the selling of investments and issuance of equity or debt. Management believes its working capital will be sufficient to support activities for the next twelve months and expects to raise additional funds when required and available. There can be no assurance that funds will be available to the Company with acceptable terms or at all. These matters constitute material uncertainties that cast significant doubt about the ability of the Company to continue as a going concern.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB) applicable to the preparation of interim financial statements, including IAS 34 – Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the annual audited financial statements for the years ended December 31, 2019 and 2018, which was prepared in accordance with IFRS as issued by the IASB.

These condensed interim financial statements of the Company were approved for issue by the Board of Directors on October 30, 2020.

(b)	Basis of preparation

The Company’s functional and presentation currency is the Canadian dollar (“$”). Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains and losses are included in operations.

8

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

2.	Significant accounting policies (continued)

(c)	Significant accounting judgements, estimates and assumptions

The preparation of these condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the condensed interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim financial statements are as follows:

(i)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value. Refer to Notes 3 and 10 for further details.

(ii)	Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 3 and 10 for further details.

(iii)	Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk- free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

(iv)	Investment entity

Management has determined that the Company qualifies for the exemption from consolidation given that the Company has the following typical characteristics of an investment entity:

(a)	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;

(b)	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

(c)	measures and evaluates the performance of substantially all of its investments on a fair value basis.

(v)	Contingencies (See Note 13 for details)

9

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

2.	Significant accounting policies (continued)

(d)	New accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2020. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

During the nine months ended September 30, 2020, the Company adopted IAS 1. The adoption of this new standard did not have any material impact on the Company’s condensed interim financial statements.

3.	Investments, at fair value through profit and loss

At September 30, 2020, the Company’s investment portfolio consisted of three publicly traded investments and two private investments for a total estimated fair value of $3,777,343 (December 31, 2019 – four publicly traded investment and zero private investments at a total estimated fair value of $623,275)

Public Investments

At September 30, 2020, the Company’s three publicly traded investments had a total fair value of $744,555.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
QuestCap Inc.	(i)	55,000 common shares	6,600	9,900	1.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	636,405	85.5%
Yukoterre Resources Inc.	(i)	982,500 common shares	49,125	98,250	13.2%
Total public investments			$2,717,977	$744,555	100.0%

(i)	An insider and an officer of the Company is a director and officer of the investee corporation as at September 30, 2020

(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

At December 31, 2019, the Company’s four publicly traded investments had a total fair value of $623,275.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	$14,318	$-	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$2,929,970	$623,275	100.0%

(i)	An insider and a former officer of the Company is a director and officer of the investee corporation as at December 31, 2019.

(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

Private Investments

At September 30, 2020, the Company’s two private investments had a total fair value of $3,032,343.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,998,668	$2,021,859	66.7%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	1,010,929	33.3%
Total private investments			$2,998,002	$3,032,788	100.0%

(i)	An insider and an officer of the Company is a director and officer of the investee corporation as at September 30, 2020

10

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

4.	Prepaid expenses and deposits

	30-Sep-20	31-Dec-19
Prepaid insurance	$443	$8,422
	$443	$8,422

5.	Accounts payable and accrued liabilities

	30-Sep-20	31-Dec-19
Corporate payables	$858,069	$1,131,098
Related party payable (Note 12)	656,721	670,926
	$1,514,790	$1,802,024

6.	Royalties

On September 11, 2020, the Company entered into a royalty purchase agreement with 2776234 Ontario Inc. to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”) (the “Transaction”).

As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. The Company recognized a gain on the sale of royalties of US$2,273,625 (C$2,998,002).

The Transaction is considered an Exempt Transaction in accordance with the policies of the TSX Venture Exchange and the purchaser is a non arms length party of Routemaster.

7.	Expense by nature

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2020	2019
Management and consulting fees	$83,572	$144,790	$196,035	$437,039
Travel and promotion	6,746	25,510	16,481	47,381
Office and rent	20,417	18,400	61,047	59,435
Accounting and legal	7,700	7,500	39,375	41,594
Regulatory and transfer agent	1,467	3,362	8,125	15,576
	$119,902	$199,562	$321,063	$601,025

8.	Share Capital

Issued and outstanding shares

	Number of
	Common Shares	Amount
Balance, December 31, 2017 to 2019	41,513,631	$18,820,850
Private placement financing	20,000,000	600,000
Warrants issued	-	(109,953)
Share issuance costs allocated to shares	-	(7,299)
Balance, September 30, 2020	61,513,631	$19,303,598

11

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

8.	Share Capital (Continued)

On June 26, 2020, the Company closed a non-brokered private placement financing and issued 20,000,000 units for gross proceeds of $600,000. Each unit consists of one common share of the Company and one half common share purchase warrant. Each warrant entitling the holder to acquire one additional common share of the Company at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the Offering, the Company has paid finder’s fees of $3,150 in cash and 105,000 finder’s warrants to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one common share at a price of $0.05 for a period of 24 months from the date of the closing of the Offering. The issue date fair value of the warrants and broker warrants was estimated at $109,953 and $1,548 using the Black Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility based on the Company’s historical volatility of 118.1%; risk-free interest rate of 0.29% and an expected life of 2 years. The Company also paid additional share and warrant issue costs of $4,238.

Of the total subscriptions, 7,771,940 units were acquired by companies controlled by an insider of the Company, a company controlled by a director and officer of the Company and by a director and officer of the Company. Each such placement to those persons constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placements as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101). Further details will be included in a material change report to be filed by the Company.

9.	Share-based payments reserves

	Options			Warrants
	Number of Options	Weighted average exercise prices	Value of options	Number of warrants	Weighted average exercise prices	Value of warrants	Total Value
December 31, 2018	2,225,000	$0.18	$233,641	4,446,153	$0.19	$240,539	$474,180
Expired	(160,000)	0.35	(34,672)	(600,000)	0.10	(80,100)	(114,772)
December 31, 2019	2,065,000	$0.17	$198,969	3,846,153	$0.20	$160,439	$359,408
Granted	-	-	-	10,105,000	0.05	111,501	111,501
Warrant issued costs	-	-	-	-	-	(1,637)	(1,637)
September 30, 2020	2,065,000	$0.17	$198,969	13,951,153	$0.09	$270,303	$469,272

As at September 30, 2020, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair value at grant date	Grant date share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	3,846,153	12-Jun-17	12-Jun-22	$0.20	$161,789	$0.12	79.9%	5	0%	1.04%
Warrants	10,000,000	26-Jun-20	26-Jun-22	$0.05	$109,953	$0.03	118.1%	2	0%	0.29%
Broker warrants	105,000	26-Jun-20	26-Jun-22	$0.05	$1,548	$0.03	118.1%	2	0%	0.29%
Warrant issue costs					$(2,987)
	13,951,153			$0.09	$270,303

12

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

10.	Financial instruments

Financial assets and financial liabilities as at September 30, 2020 are as follows:

	Loans, receivables and (other financial liabilities)	Assets /(liabilities) at fair value through profit/(loss)	Total
September 30, 2020
Cash	$7,907	$-	$7,907
Public investments	-	744,555	744,555
Private investments	-	3,032,788	3,032,788
Accounts payable and accrued liabilities	(1,514,790)	-	(1,514,790)

Routemaster’s operations involve the purchase and sale of securities. Accordingly, the majority of the Company’s assets are currently comprised of financial instruments which can expose it to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada. Deposits held with this institution may exceed the amount of insurance provided on such deposits. Financial instruments included in receivables consist of interest and amounts receivable of $Nil at September 30, 2020 (December 31, 2019 - $nil).

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at September 30, 2020, the Company had assets of $3,785,693 (December 31, 2019 - $636,459) to settle current liabilities of $1,514,790 (December 31, 2019 - $1,802,024).

The following table shows the Company’s source of liquidity by assets as at September 30, 2020.

September 30, 2020
	Total	Less than 1 year	1-3 years
Cash	$7,907	$7,907	$-
Public investments	744,555	744,555	-
Private investments	3,032,788	-	3,032,788
Prepaid expenses	443	443	-
Total assets - September 30, 2020	$3,785,693	$752,905	$3,032,788

13

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

10.	Financial instruments (Continued)

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the resource sector. At September 30, 2020, two investments made up approximately 80% (December 31, 2019 – one investment of 64%) of the total assets of the Company.

For the nine months ended September 30, 2020, a 10% decrease in the closing price of this concentrated position would result in an estimated increase in net loss of $0.3 million, or $0.005 per share.

For the nine months ended September 30, 2020, a 10% decrease (increase) in the closing prices of its portfolio investments would result in an estimated increase (decrease) in net loss of $0.38 million, or $0.006 per share.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at September 30, 2020, a 1% change in interest rates could result in a corresponding nominal change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at September 30, 2020, the Company had the following financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

September 30, 2020
	United States Dollars	British Pound
Cash	$132	$-
Accounts payable and accrued liabilities	(60,026)	(76,068)
Net assets (liabilities)	$(59,894)	$(76,068)

A 10% increase (decrease) in the value of the Canadian dollar against all foreign currencies in which the Company held financial instruments as of September 30, 2020 would result in an estimated increase (decrease) of approximately ($13,600). (December 31, 2019 - $(13,400)).

14

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

10.	Financial instruments (continued)

Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company audited financial statements for the years ended December 31, 2019 and 2018.

iii.	Prior to maturity, the outstanding loans receivable are carried at their discounted value. Following their maturity, loans receivables are carried at their estimated realizable value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at September 30, 2020.

	Level 1	Level 2	Level 3
Investments, fair value	(Quoted Market price)	(Valuation technique -observable market Inputs)	(Valuation technique - non-observable market inputs)	Total
Publicly traded investments	$744,555	$-	$3,032,788	$3,777,343
September 30, 2020	$744,555	$-	$3,032,788	$3,777,343

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the nine months ended September 30, 2020 and year ended December 31, 2019. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	September 30,	December 31,
Investments, fair value for the period ended	2020	2019
Balance, beginning of year	$-	$50,000
Purchases	2,998,002	-
Transferred to Leval 1	-	(50,000)
Realized and unrealized gain/(loss) net	34,786	-
Balance, end of period	$3,032,788	$-

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2020.

15

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

10.	Financial instruments (continued)

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Brazil Potash Corp.	$2,021,859	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	$1,010,929	Recent financing	Marketability of shares	0% discount
	$3,032,788

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 6 for details). As at September 30, 2020, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed.

Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2020. As at September 30, 2020, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $202,186 change in the carrying amount.

Flora Growth Corp. (“FGC”)

On September 11, 2020, the Company received 1,010,500 common shares of FGC as consideration of selling the Company’s Royalties to a non arms length party of the Company (see Note 6 for details). As at September 30, 2020, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2020. As at September 30, 2020, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $101,093 change in the carrying amount.

11.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any externally imposed capital requirements other than of the TSXV which has certain working capital and financial resource requirements to be available to maintain operations and cover general and administration expenses. TSXV will consider, among other things, the listed issuer’s ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings in the condensed interim financial statements regarding the listed issuer’s ability to continue as a going concern. There were no changes to the Company’s capital management during the night months ended September 30, 2020.

16

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

12.	Related party disclosures

a)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2020 and December 31, 2019.

Investment	Nature of relationship	Estimated Fair value	% of FV
Brazil Potash Corp.*	Director (Stan Bharti), officer (Ryan Ptolemy) and common	$2,021,859	53.5%
	shareholders
Flora Growth Corp.*	Directors (Stan Bharti, William Steers), and common shareholders	1,010,929	26.8%
QuestCap Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and	9,900	0.3%
	common shareholders
Sulliden Mining Capital Inc.	Director (Stan Bharti), officer (Ryan Ptolemy) and	636,405	16.8%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer	98,250	2.6%
	(Kenny Choi) and common shareholders
Total investment - September 30, 2020		$3,777,343	100.0%

* Private companies

Investment	Nature of relationship	Estimated Fair value	% of FV
ARTH Media Inc.	Director (William Steers), and common shareholders /	$-	0.0%
	warrant holders
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders /	128,700	20.6%
	warrant holders
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders /	404,575	65.0%
	warrant holders
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer	90,000	14.4%
	(Kenny Choi) and common shareholders
Total investment - December 31, 2019		$623,275	100.0%

The Company has a diversified base of investors. To the Company’s knowledge, Forbes, Fred Leigh with Siwash Holdings Inc. and 2227929 Ontario Inc., companies Fred Leigh controls, holds more than 10% of the Company’s shares on a basic share and partially diluted share basis and Tali Flying LP holds 10% of the Company’s shares on a partially diluted basis as at September 30, 2020,

b)	During the nine months ended September 30, 2020 and 2019, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

	Purchases of goods/services
	Nine months ended September 30,
	2020	2019
2227929 Ontario Inc.	$90,000	$90,000
Forbes & Manhattan Inc.	90,000	90,071
	$180,000	$180,071

The Company shares office space with other companies who may have common officers and directors. The costs associated with the use of this space, including the provision of office equipment and supplies, are administered by 2227929 Ontario Inc. to whom the Company pays a fee. As at September 30, 2020, the Company had a payable balance of $517,608 (December 31, 2019 - $439,007) with 2227929 Ontario Inc. to cover shared expenses. The amounts outstanding are unsecured with no fixed terms of repayment. 2227929 Ontario Inc. participated in the Company’s June 2020 private placement financing and subscribed 822,617 units for gross proceeds of $24,679. Fred Leigh, a former director and officer of the Company, is also a director of 2227929 Ontario Inc.

17

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

12.	Related party disclosures (continued)

12.	In August 2017, Forbes became an insider of the Company owning approximately 34.9% (approximately 27.9% at December 31, 2019) outstanding shares of the Company through acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at September 30, 2020 the Company had a payable balance of $79,100 (December 31, 2019- $135,680). Such amounts are unsecured, with no fixed terms of repayment. Forbes participated in the Company’s June 2020 private placement financing and subscribed an aggregate 5,275,989 units for gross proceeds of $158,280 owning approximately 27.4 % of the Company as at September, 2020.

Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($76,068) (December 31, 2019 - $75,957) expenses owed to Vik Pathak, a former director and officer of Routemaster.

c)	Compensation of key management personnel of the Company:

The remuneration of directors and other members of key management personnel during the nine months ended September 30 30, 2020 and 2019 were as follows:

	Nine months ended September 30,
	2020	2019
Short-term benefits	$44,500	$139,500
	$44,500	$139,500

At September 30, 2020, the Company had $60,012 (December 31, 2019 - $96,239) owing to its current key management, and $731,364 (December 31, 2019 - $655,296) owing to its former key management. Such amounts are unsecured, non- interest bearing, with no fixed terms of payment or “due on demand”.

In connection with the June 2020 private placement financing, a former director and officer subscribed 1,506,667 units through a Company under his control for gross proceeds of $45,200. In addition, an officer subscribed 166,667 units for gross proceeds of $5,000.

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non- executive) of the Company.

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

13.	Commitments and contingencies

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $564,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim financial statements. Minimum commitments remaining under these contracts were approximately $126,000, all due within one year.

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any ending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company intends to defend the matter and is currently reviewing its options with regards to this action.

18

Routemaster Capital Inc.

Notes to the Condensed Interim financial statements

Three and nine months ended September 30, 2020 and 2019

(Expressed in Canadian dollars unless otherwise noted - unaudited)

14.	Subsequent events

On October 6, 2020, the Company announced it has entered into a binding Letter of Intent to acquire a 49% equity interest in DeFi Holdings Inc. The LOI contemplates that the Company and DeFi Holdings will promptly negotiate and enter into a definitive agreement together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI.

In consideration for the Acquisition, the Company shall upon closing issue 20,000,000 common shares of the ompany at a deemed price of $0.055 per share to the shareholders of Defi Holdings in exchange for 49% of the common shares in the capital of Defi Holdings. Additional information in connection with the Acquisition will be provided by the Company in subsequent press releases.

The completion of the Acquisition is subject to the receipt of all necessary approvals, including without limitation, negotiation and execution of a Definitive Agreement, shareholder and board approval of each of DeFi Holdings and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) to be set out in the Definitive Agreement.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fastgrowing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart contracts, protocols, and decentralized applications (DApps) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal of intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access the network directly, so there is no need for intermediaries.

19

MANAGEMENT’S DISCUSSION AND ANALYSIS

  Three and nine months ended September 30, 2020
1

BACKGROUND

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to Routemaster Capital Inc. (“we”, “our”, “us”, “Routemaster” or the “Company”) containing information through October 30, 2020, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three and nine months ended September 30, 2020 and 2019. The financial statements and related notes of Routemaster have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Please refer to the notes of the December 31, 2019 annual audited financial statements for disclosure of the Company’s significant accounting policies. The Company’s functional and reporting currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Except for statements of historical fact relating to Routemaster certain information contained herein constitutes forward-looking information under Canadian securities legislation. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward-looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected. With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate,  as  actual  results  and  future  events  could  differ  materially  from  those  anticipated  in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

2

OVERVIEW OF THE COMPANY

Routemaster is a publicly listed investment issuer on the TSX Venture Exchange (“TSXV”) trading under the symbol “RM”. The Company makes use of the experience, expertise and opportunity flow of its management and board of directors to opportunistically make investments that the Company believes will provide superior returns. Such investments may include the acquisition of equity, debt or other securities of publicly traded companies, private companies, or other entities.

The Company’s condensed interim financial statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed interim financial statements.

INVESTMENT EVALUATION PROCESS

In selecting securities for the investment portfolio of the Company, the Investment Committee will consider various factors in relation to any particular issuer, including:

➢	inherent value of its assets;
➢	proven management, clearly-defined management objectives and strong technical and professional support;
➢	future capital requirements to develop the full potential of its business and the expected ability to raise the necessary capital;
➢	anticipated rate of return and the level of risk; and
➢	financial performance, including consistency of positive cash flow.

COMPOSITION OF INVESTMENT PORTFOLIO

The nature and timing of the Company’s investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

The Company intends to create a diversified portfolio of investments. The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

INVESTMENT STRATEGY

The Company’s investment strategy guidelines are:

➢	The Company may invest in securities of both public and private companies or other entities that the Company believes have the potential for superior investment returns.

3

➢
The Company will maintain a flexible position with respect to the form of investment taken and may employ a wide range of investment instruments, including equity, bridge loans, secured loans, unsecured loans, convertible debentures, warrants, options, royalties, net profit interests and other hybrid instruments.

➢
The Company will not invest in physical commodities, derivatives, “short” sales or other similar transactions (except that the Company may sell call options to purchase securities owned by the Company as a means of locking in gains or avoiding future losses).

➢
The Company will not be precluded from investing in any particular industry. The Company’s management and the Board have experience and expertise in a wide range of industry sectors and will pursue opportunities in those sectors that the Company believes from time to time offer the best opportunities for the creation of enhanced value for the Company’s shareholders. Similarly, there are no restrictions on the size or market capitalization of companies or other entities in which the Company may invest, subject to the provisions hereof.

➢
The Company has no specific policy with respect to investment diversification. Each investment will be assessed on its own merits and based upon its potential to generate above market gains for the Company.

➢	Immediate liquidity shall not be a requirement.

➢
The Company may, from time to time and in appropriate circumstances, seek a more active role in regards to investment situations and investee companies where the involvement of the Company is expected to make a significant difference to the success of the Company’s investment. In appropriate circumstances, this may involve the Company, either alone or jointly with other shareholders, seeking to influence the governance of public or private issuers by seeking board seats, launching proxy contests or taking other actions to enhance shareholder value, or becoming actively involved in the management or board oversight of investee companies.

➢
The Company may also make investments in special situations, including event-driven situations such as corporate restructurings, mergers, spin-offs, friendly or hostile takeovers, bankruptcies or leveraged buyouts. Such special situations may include, without limitation, investments in one or more public companies, by takeover bid or otherwise, where there is an opportunity to invest to gain control over the strategic direction of such public companies, whether using the shares of the Company as currency or otherwise. Such situations may also involve the Company lending money, directly or indirectly.

➢
Depending upon market conditions and applicable laws, the Company may seek to sell any or all of its investments when it concludes that those investments no longer offer the potential to generate appropriate gains for the Company, or when other investment opportunities reasonably available to the Company are expected to offer superior returns. This may include the disposition of any or all of the Company’s investments in a particular sector or of a particular nature, or any or all of the Company’s investments more generally, without prior notice to the Company’s shareholders.

➢	Subject to applicable laws and regulatory requirements, the Company may also from time to time seek to utilize its capital to repurchase shares of the Company.
4

➢	The Company may, from time to time, use borrowed funds to purchase or make investments, or to fund working capital requirements, or may make investments jointly with third parties.

➢
Depending upon the Company’s assessment of market conditions and investment opportunities, the Company may, from time to time, be fully invested, partially invested or entirely uninvested such that the Company is holding only cash or cash-equivalent balances while the Company actively seeks to redeploy such cash or cash-equivalent balances in suitable investment opportunities. Funds that are not invested or expected to be invested in the near-term, while the Company actively seeks to redeploy such funds in one or more suitable investment opportunities, may, from time to time as appropriate, be placed into high quality money market investments.

➢
All investments shall be made in compliance with applicable laws in relevant jurisdictions, and shall be made in accordance with the rules and policies of any applicable regulatory authorities. From time to time, the board of directors of the Company may authorize such additional or other investments outside of the guidelines described herein as it sees fit for the benefit of the Company and its shareholders.

FISCAL 2020 PERFORMANCE HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
Operating Results	2020	2019	2020	2019
	$	$	$	$
Realized (loss) on investments, net	-	(141,455)	(197,863)	(545,811)
Unrealized gain (loss) on investments, net	81,894	248,866	368,059	(97,051)
Gain on sale of royalties	2,998,002	-	2,998,002	-
Interest income	-	-	-	2,037
Net income (loss) and comprehensive income (loss)	2,959,668	(92,534)	2,843,856	(1,238,191)
Basic and dilute income (loss) per share	0.05	(0.00)	0.06	(0.03)

During the three and nine months ended September 30, 2020, the Company realized (loss) on investments of $nil and $(197,863) compared to $(141,455) and $(545,811) in 2019. During the nine months ended September 30, 2020, the Company realized loss from the disposal of holdings in Fura Gems Inc. (“FURA”), loss from the expired warrants on ARHT Media Inc. (“ART”) offset by gain realized from the disposal of investments on Yukoterre Resources Inc. (“YT”) and Questcap Inc. (“QSC”). The Company’s unrealized gain on investments for the three and nine months ended September 30, 2020 was $81,894 and $368,059 compared to a gain (loss) of $248,866 and $(97,051) in 2019. The unrealized gain for the three and nine months ended September 30, 2020 consisted of gain on the Company’s investments holdings in Brazil Potash Inc. (“BPC”), Flora Growth Corp.(“FGC”), QSC, Sulliden Mining Capital Inc. (“SMC”), YT and gains from the reversal of prior year’s losses on ART and FURA. The Company recorded a gain on sale of royalties of $2,998,002 for the three and nine months ended September 30, 2020 compared to $nil and $nil in 2019. The Company’s net income (loss) and comprehensive income (loss) for the three and nine months ended September 30, 2020 was $2,959,668 ($0.05 per common share) and $2,843,856 ($0.06 per common share) compared to $(92,534) ($(0.00) per common share) and $(1,238,191) ($(0.03) per common share) in 2019. The income for the three months and nine months ended September 30, 2020 was primarily due to gain on sale of royalties, unrealized gain on investments, decreased operating, general and administration costs offset by realized loss on investment and interest income. For more details, see the Financial Results section in this MD&A.
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	September 30, 2020	December 31, 2019
Investments Total equities, at fair value	$3,777,343	$623,275
Total investments	3,777,343	623,275
Shareholders' equity (deficiency)	2,270,903	(1,165,565)

As at September 30, 2020, the Company’s total investments were $3,777,343 compared to $623,275 as at December 31, 2019. During the nine months ended September 30, 2020, the Company’s shareholder’s deficiency increased to $2,270,903 from $(1,165,565) as at December 31, 2019. The increase in the value of the Company’s portfolio and decrease in shareholder’s deficit during 2020 was mainly due to the gain on sale of royalties, unrealized gain in investments, decreased realized loss on investment and decreased overall operating, general and administration costs.

INVESTMENTS, AT FAIR VALUE, THROUGH PROFIT AND LOSS, AS AT SEPTEMBER 30, 2020

At September 30, 2020, the Company’s investment portfolio consisted of three publicly traded investments and two private investments for a total estimated fair value of $3,777,343 (December 31, 2019 – four publicly traded investment and zero private investments at a total estimated fair value of $623,275)

Public investments

At September 30, 2020, the Company’s three publicly-traded investments had a total estimated fair value of $744,555.

Public Issuer	Note Security description		Cost	Estimated Fair Value	% of FV
QuestCap Inc.	(i)	55,000 common shares	6,600	9,900	1.3%
Sulliden Mining Capital Inc.	(i,ii)	9,091,500 common shares	2,662,252	636,405	85.5%
Yukoterre Resources Inc.	(i)	982,500 common shares	49,125	49,125	13.2%
Total public investments			$ 2,717,977	$744,555	100.0%
(i)	An insider and an officer of the Company is a director and officer of the investee corporation as at September 30, 2020
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

At December 31, 2019, the Company’s four publicly-traded investments had a total estimated fair value of $623,275.

Public Issuer	Note Security description		Cost	Estimated Fair Value	% of FV
ARHT Media Inc.		125,000 warrants expire Feb 1, 2020	$ 14,318	$ -	0.0%
Fura Gems Inc.	(i)	780,000 common shares	253,400	128,700	20.6%
Sulliden Mining Capital Inc.	(i,ii)	8,091,500 common shares	2,612,252	404,575	65.0%
Yukoterre Resources Inc.	(i)	1,000,000 common shares	50,000	90,000	14.4%
Total public investments			$ 2,929,970	$ 623,275	100.0%
(i)	An insider and a former officer of the Company is a director and officer of the investee corporation as at December 31, 2019.
(ii)	The Company has filed a Section 62-103 report pursuant to the Securities Act (Ontario) for this investment and has filed an early warning report on SEDAR.

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Private Investments

At September 30, 2020, the Company’s two private investments had a total fair value of $3,032,343.

Private Issuer	Note Security description		Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$ 1,998,668	$ 2,021,859	66.7%
Flora Growth Corp.	(i)	1,010,500 common shares	999,334	1,010,929	33.3%
Total private investments			$ 2,998,002	$ 3,032,788	100.0%
(i)	An insider and an officer of the Company is a director and officer of the investee corporation as at September 30, 2020

The Company did not have any private investment at December 31, 2019.

During the nine months ended September 30, 2020, the Company invested $0.07 million in new investment and disposed of investments for proceeds of approximately $0.08 million. The Company also received $3 million in private investments through the sale of royalties.  See details below.

Brazil Postash Corp. (“BPC’)

BPC is a Canadian private company which engaged in the extraction and processing of potash ore, an essential input for agriculture in Brazil. During the nine months ended September 30, 2020, the Company acquired 404,200 common shares of BPC through the sale of its royalty interest. These shares were valued at US$3.75 per share for a total consideration of US$1,515,750 ($1998,668). As at September 30, 2019, the holdings of BPC has an unrealized gain of $23,191 and the investment represented 53% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to Routemaster of $202,186. Please refer to the Royalties section for additional information.

Flora Growth Corp. (“FGC’’)

FGC is a vertically integrated cannabis company focused on becoming the largest producer of low-cost naturally grown medicinal-grade cannabis oils and extracts in the world. During the nine months ended September 30, 2020, the Company acquired 1,010,500 common shares of FGC through the sale of its royalty interest. These shares were valued at US$0.75 per shall for a total consideration of US$757,875 ($999,334). As at September 30, 2019, the holding of FGC has an unrealized gain of $11,595 and the investment represented 27% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to Routemaster of $101,093. Please refer to the Royalties section for additional information.

Fura Gems Inc. (TSXV: FURA)

FURA is a Canadian public gemstone mining and marketing company, which is engaged in the mining, exploration and acquisition of gemstone licences. FURA headquarters is located in Toronto, Canada and its administrative headquarters is located in the Gold Tower, Dubai. FURA’s current mining licences are located in Colombia, Mozambique, Madagascar and Australia. During the nine months ended September 30, 2020, the Company disposed of its remaining 780,000 shares of FURA for proceeds of $65,090 realized a loss of $188,310. The Company also had an unrealized gain of $124,700 on the reversal of loss from the prior year. As at September 30, 2020, the Company did not hold any investment in FURA. Please refer to FURA’s SEDAR profile for additional information on this company.
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QuestCap Inc. (CSE: QSC)

QuestCap is an investment company that seeks to enhance shareholder value over the long term by opportunistically making various investments that may include, without limitation, the acquisition of equity, debt or other securities of publicly traded or private companies or other entities, financing in exchange for pre-determined royalties or distributions and the acquisition of all or part of one or more businesses, portfolios or other assets. During the nine months ended September 30, 2019, the Company acquired 125,000 common shares for $15,000 and disposed 70,000 shares for proceeds of $12,640. As at September 30, 2019, the holding of QSC has an unrealized gain of $3,300 and the investment represented 0.3% of the total assets of the Company. A 10% decline in the fair market value of QSC would result in an estimated increase in loss to Routemaster of $990. Please refer to QSC’s SEDAR profile for additional information on this company.

Sulliden (TSX: SMC)

Sulliden is a Canadian public company focused on generating value through the acquisition and development of quality mining projects in the Americas, in addition to identifying opportunities across industries for active investments. The Company acquired 1.0 million shares of Sulliden during the nine months ended September 30, 2020. The Sulliden shares were valued at $638,405 with an unrealized gain of $81,830 for the nine months ended September 30, 2020 and a cumulative unrealized loss of $2,025,847 as a result of the decrease in Sulliden’s share price. As at September 30, 2020, the Sulliden investment represented approximately 17% of the total assets of the Company. A 10% decline in the fair market value of Sulliden would result in an estimated increase in loss to Routemaster of $63,641. Please refer to Sulliden’s SEDAR profile for additional information on this company.

Yukoterre Resources Inc. (CSE: YT)

In Q2, 2017, the Company invested $50,000 for 1 million shares of YT. On September 20, 2019, YT successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange. The Company disposed 17,500 shares of YT for proceeds of $875 realizing a gain of $524. The investment was valued at $98,250 at September 30, 2020 resulting in an unrealized gain of $9,125 and a cumulative unrealized gain of $49,125. As at September 30, 2020, the YT investment represented 3% of the total assets of the Company. A 10% decline in the fair market value of YT would result in an estimated increase in loss to Routemaster of $9,825. Please refer to YT SEDAR profile for additional information on this company.

ROYALTY INTEREST

On September 11, 2020, the Company entered into a royalty purchase agreement with 2776234 Ontario Inc. to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”) (the “Transaction”).

As consideration for the Royalties, the Company received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. The Company recognized a gain on the full value of the shares in the amount of US$2,273,625 (C$2,998,002).
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The Transaction is considered an exempt transaction in accordance with the policies of the TSX Venture Exchange and the purchaser is a non arms length party of Routemaster.

FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three and nine months ended September 30, 2020 and 2019. They should be read in conjunction with the Company’s condensed interim financial statements for the three and nine months ended September 30, 2020 and 2019 and related notes.

Three months ended September 30, 2020 and 2019

	Three months ended September 30,
	2020	2019
Net income (loss)	$2,959,668	$(92,534)
Realized gain (loss) on investments, net	-	(141,455)
Unrealized gain (loss) on investments, net	81,894	248,866
Gain on sale of royalties	2,998,002	-
Management and consulting fees	83,572	144,790
Travel and promotion	6,746	25,510
Office and rent	20,417	18,400
Accounting and legal	7,700	7,500
Regulatory and transfer agent	1,467	3,362
Transaction costs	-	1,108
Foreign exchange (loss) gain	(326)	725
Recovery (Impairment) of loan receivable	-	-
(Impairment) of royalty interest	-	-

For the three months ended September 30, 2020, the Company recorded a net income of $2,959,668 ($0.05 per basic share) compared to loss of $(92,534) ($(0.00) per basic share) for the three months ended September 30, 2019.

The Company had a realized and unrealized gain on investments of $nil and $81,894 during the three months ended September 30, 2020 compared to a realized and unrealized (loss) gain on investment of
$(141,455) and $248,866 in the prior year. The unrealized gain in Q3 2020 was a result of gain on the Company’s investment in BPC, FGC, QSC, SMC and YT. The realized loss in 2019 was a result of disposal of the Company’s investments in FURA and the expiry of the TM warrants. The unrealized gain on investments was a result of gain on the Company’s investment in YT and FURA offset by decreased share price of the Company’s other investment holdings during the three months ended September 30, 2019.

Management and consulting fees decreased $61,218 during the three months ended September 30, 2020 compared to the quarter ended September 30, 2019 mainly due to reduced consulting fees.

Travel and promotion decreased $18,764 during the three months ended September 30, 2020 compared to the quarter ended September 30, 2020 due to decreased business travel and shareholder communications activities in 2020.

During the three months ended September 30, 2020, the Company used $32,264 in operations of  which $65,037  was  used  in  the  change  of  working  capital.    During  the  comparative  three  months ended September 30, 2019, the Company provided $12,551 in operations of which $129,235 was generated from the sale of investment and $83,969 provided from the change of working capital.
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Nine months ended September 30, 2020 and 2019

	Nine months ended September 30,
	2020	2019
Net income (loss)	$2,843,856	$(1,238,191)
Realized (loss) on investments, net	(197,863)	(545,811)
Unrealized gain (loss) on investments, net	368,059	(97,051)
Gain on sale of royalties	2,998,002	-
Interest income	-	2,037
Management and consulting fees	196,035	437,039
Travel and promotion	16,481	47,381
Office and rent	61,047	59,435
Accounting and legal	39,375	41,594
Regulatory and transfer agent	8,125	15,576
Transaction costs	1,592	3,214
Foreign exchange (loss) gain	(1,687)	6,873

For the nine months ended September 30, 2020, the Company recorded a net income of $2,843,856 ($0.06 per basic share) compared to $(1,238,191) ($(0.03) per basic share) for the nine months ended September 30, 2019.

The Company had a realized (loss) and unrealized gain on investments of $(197,863) and $368,059 during the nine months ended September 30, 2020 compared to a realized and unrealized (losses) on investment of $(545,811) and $(97,051) in the prior year. Gain on sale of royalties was $2,998,002 during the nine months ended September 30, 2020 compared to $nil in the prior year. There was no interest income in 2020 compared to $2,037 during the nine months ended September 30, 2020. The realized loss in 2020 was a result of disposal of the Company’s investments in FURA and the expiry of the ART warrants offset by realized gain on the disposal of the Company’s investments in YT and QSC. The unrealized gain on investments was a result of gain on the Company’s investment in BPC, FGC, QSC, YT, SMC and reversal of prior year’s losses from ART and FURA during the nine months ended September 30, 2020. The realized loss in 2019 was a result of disposal of the Company’s investments in Aberdeen International Inc., ERTH, FURA, redemption of GF Comstock II LP debenture (“GF”) and the expiry of warrants of FURA and Trigon Metal Inc. The unrealized loss on investments was a result of continuous share price decreases in all of the Company’s investments holdings during the nine months ended September 30, 2019.

Interest income for the nine months ended September 30, 2020 was $nil compared to $2,037 in 2019 as the GF debenture was repaid in 2019.

Management and consulting fees decreased $241,004 during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 mainly due to reduced consulting fees.

Travel and promotion decreased $30,900 during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 due to decreased business travel and shareholder communications activities in 2020.

Regulatory and transfer agent costs decreased by $7,451 during the nine months ended September 30, 2020 compared to the year ended September 30, 2019 due to lower activities in 2020.
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Foreign exchange loss was $(1,687) for the nine months ended September 30, 2020 compared to a gain of $6,873 for the nine months ended September 30, 2019. The foreign exchange (loss) gain reflects the currency fluctuations in the Company’s loans receivable and accounts payables denominated in US dollars and British Pounds.

During the nine months ended September 30, 2020, the Company used $589,470 in operations of  which $65,000 was used in purchase of investment offset by $79,130 provided by the disposal of investment and $(303,545) used in the change of working capital. During the comparative nine months ended September 30, 2019, the Company provided $3,532 in operations of which $407,360 was generated from sale of investment and $198,363 provided for the change of working capital.

During the nine months ended September 30, 2020, the Company provided $592,612 in financing activities. The Company raised $600,000 in gross proceeds from a private placement financing and incurred $7,388 share and warrant issue costs.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

Routemaster relies upon various sources of funds for its ongoing operating activities. These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.

On June 26, 2020, the Company closed a non-brokered private placement financing and issued 20,000,000 units for gross proceeds of $600,000. Each unit consists of one common share of the Company and one half common share purchase warrant. Each warrant entitling the holder to acquire one additional common share of the Company at an exercise price of $0.05 for a period of 24 months from issuance. In connection with the closing of the Offering, the Company has paid finder’s fees of $3,150 in cash and 105,000 finder’s warrants to certain finders. Each Finder Warrant will entitle the holder thereof to purchase one common share at a price of $0.05 for a period of 24 months from the date of the closing of the Offering. The Company also paid additional share and warrant issue costs of $4,238. Certain officers, directors and insiders of the Company purchased or acquired direction and control over a total of 7,771,940 Units under the Offering. Each such placement to those persons constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the placements as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company’s market capitalization (as determined under MI 61-101). Further details will be included in a material change report to be filed by the Company.

Routemaster used cash of $589,470 in its operating activities during the nine months ended September 30, 2020.  Included in cash used in operations are $65,000 used in the purchase of investment offset by $79,130 generated from proceeds on sale of investments and $303,545 used in the changes of working capital. As at September 30, 2020, the Company’s sources of funds include the estimated fair value of its equity portfolio investments of $3,777,343, cash of $7,907 offset by liabilities of $1,514,790.
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Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.

As at September 30, 2020 and 2019, the Company had the following financial assets and liabilities denominated in foreign currencies:

September 30, 2020

	United States Dollars	British Pound
Cash	$132	-
Accounts payable and accrued liabilities	$(60,026)	(76,068)
Net assets	$(59,894)	(76,068)

At September 30, 2020, United States Dollar was converted at a rate of $1.3339 (December 31, 2019 - $1.2988) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7199 (December 31, 2018 - $1.7174) Canadian Dollars to 1.00 British Pound.

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any externally imposed capital requirements other than of the TSXV which has certain working capital and financial resource requirements to be available to maintain operations and cover general and administration expenses. The TSXV will consider, among other things, a listed issuer's ability to meet its obligations as they come due, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings in the condensed interim financial statements regarding the listed issuer's ability to continue as a going concern. There were no changes to the Company’s capital management during the nine months ended September 30, 2020.
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Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of approximately $564,000 be made upon the occurrence of certain events such as a change of control. Minimum commitments remaining under these contracts were approximately $126,000, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.  As at September 30, 2020, no amounts have been accrued related to such matters.

A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest. The Company is currently defending the matter and is reviewing its options with regards to this action.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
	2020	2020	2020	2019	2019	2019	2019	2018	2018
Revenue	$3,079,896	$283,910	($195,608)	($190,735)	$107,411	($450,120)	($298,116)	($773,158)	($1,273,106)
Net income (loss)	$2,959,668	$215,140	($330,952)	($269,147)	($92,534)	($643,996)	($501,661)	($3,223,787)	($1,584,911)
Income (loss) per Share - basic	$0.05	$0.01	($0.01)	($0.01)	($0.00)	($0.02)	($0.01)	($0.08)	($0.04)
Income (loss) per Share - diluted	$0.05	$0.01	($0.01)	($0.01)	($0.00)	($0.02)	($0.01)	($0.08)	($0.04)
Total Assets	$3,785,693	$740,725	$432,597	$636,459	$898,625	$901,094	$1,453,913	$1,946,695	$4,716,392
Total Long Term Liabilities	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

SELECTED ANNUAL INFORMATION

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-19	31-Dec-18	31-Dec-17
(a) Net Sales	-	-	-
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$(1,507,338)	$(9,794,067)	$4,089,673
(ii) (Loss) income per share – basic and diluted	$(0.04)	$(0.24)	$0.17
(c) Total Assets	$636,459	$1,946,695	$11,335,002
(d) Total Liabilities	$1,802,024	$1,604,922	$1,199,162

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OFF BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements to which the Company is committed.

COMPENSATION OF DIRECTORS AND OFFICERS

During the nine months ended September 30, 2020, the Company paid or accrued $Nil (2019 - $Nil) to directors of the Company and $44,500 (2019 - $139,500) to officers of the Company.

At September 30, 2020, the Company had $60,012 (December 31, 2019 - $96,239) owing to its current key management and $731,364 (December 31, 2019 - $655,296) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com

RELATED PARTY TRANSACTIONS

The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of September 30, 2020 and December 31, 2019.
Investment	Nature of relationship	Estimated Fair Value	% of FV

Brazil Potash Corp. *	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	$2,021,859	53.5%
Flora Growth Corp. *	Directors (Stan Bharti, William Steers), and common shareholders	1,010,929	26.8%
QuestCap Inc.	Former director (Stan Bharti), director (Daniyal Baizak), and common shareholders	9,900	0.3%
Sulliden Mining Capital Inc.	Director (Stan Bharti), officer (Ryan Ptolemy) and common shareholders	636,405	16.8%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	98,250	2.6%
Total investment - June 30, 2020		$3,777,343	100.0%
* Private companies

Investment	Nature of relationship	Estimated Fair Value	% of FV

ARTH Media Inc.	Director (William Steers), and common shareholders /warrant holders	$-	0.0%
Fura Gems Inc.	Officer (Ryan Ptolemy), and common shareholders /warrant holders	128,700	20.6%
Sulliden Mining Capital Inc.	Director (Stan Bharti), and common shareholders / warrant holders	404,575	65%
Yukoterre Resources Inc.	Former Director and Officer (Fred Leigh), Officer (Kenny Choi) and common shareholders	90,000	14.4%
Total investment - December 31, 2019		$623,275	100.0%

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The Company has a diversified base of investors. To the Company’s knowledge, Forbes, Fred Leigh with Siwash Holdings Inc. and 2227929 Ontario Inc., companies Fred Leigh controls, holds more than 10% of the Company’s shares on a basic share and partially diluted share basis and Tali Flying LP holds 10% of the Company’s shares on a partially diluted basis as of September 30, 2020.

During the nine months ended September 30, 2020, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

•
The Company incurred $90,000 (2019 - $90,000) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers. The costs associated with this space are administered by 2227929 Ontario Inc. As at September 30, 2020, the Company had a payable balance of $517,608 (December 31, 2019 - $439,007) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. 2227929 Ontario Inc. participated in the Company’s June 2020 private placement financing and subscribed 822,617 units for gross proceeds of $24,679. Fred Leigh, an officer and director of the Company, is also a director of 2227929 Ontario Inc.

•
The Company incurred $90,000 (2019 - $90,071) for administration costs with Forbes. In August 2017, Forbes became an insider of the Company owning approximately 34.9%, at the time, (approximately 27.9% at December 31, 2019) outstanding shares of the Company through an acquisition of Quebec Gold royalty interests. The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement. As at September 30, 2020, the Company had a payable balance of $79,100 (December 31, 2019 - $135,680) with Forbes. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Forbes participated in the Company’s June 2020 private placement financing and subscribed an aggregate 5,275,989 units for gross proceeds of $158,280 owning approximately 27.4% of the Company as at September 30, 2020.

•	Included in accounts payable and accrued liabilities were expenses of GBP44,228 ($76,068) (December 31, 2019 - $75,957) expenses owed to Vik Pathak, a former director and officer of Routemaster.

•
In connection with the June 2020 private placement financing, a director and officer subscribed 1,506,667 units through a Company under his control for gross proceeds of $45,200. In addition, an officer subscribed 166,667 units for gross proceeds of $5,000.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

MANAGEMENT CHANGE

On September 11, 2020 the Company announced that Daniyal Baizak has been appointed President, Chief Executive Officer and a director of the Company. Mr. Baizak is a business consultant with considerable experience providing financial and strategic advice on investment, mergers and acquisitions and project management for a variety of private and public companies. Mr. Baizak holds a Bachelor of Commerce from Rotman School of Management, University of Toronto.
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Mr. Baizak replaces Fred Leigh, the former President, Chief Executive Officer and director of the Company.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.
ii.
Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited financial statements for the years ended December 31, 2019 and 2018.

iii.	Prior to maturity, the outstanding loans receivable are carried at their discounted value. Following their maturity, loans receivable are carried at their estimated realizable value.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at September 30, 2020 and December 31, 2019.

Investments, fair value	Level 1 (Quoted Market price)	Level 2 (Valuation technique - observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
	$	$	$	$
Publicly traded investments	744,555	-	3,032,788	3,777,343
September 30, 2020	744,555	-	3,032,788	3,777,343
Publicly traded investments	623,275	-	-	623,275
December 31, 2019	623,275	-	-	623,275

The Company does not have Level 2 and Level 3 investments as at September 30, 2020 and December 31, 2019.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the nine months ended September 30, 2020 and year ended December 31, 2019. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.
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Investments, fair value for the period ended	September 30, 2020	December 31, 2019
Balance, beginning of year	$-	$50,000
Purchases	2,998,002	-
Transferred to Leval 1	-	(50,000)
Realized and unrealized gain/(loss) net	34,786	-
Balance, end of period	$3,032,788	$-

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly-traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at September 30, 2020.

Description	Fair vaue	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Brazil Potash Corp.	$ 2,021,859	Recent financing	Marketability of shares	0% discount
Flora Growth Corp.	$ 1,010,929	Recent financing	Marketability of shares	0% discount
$ 3,032,788
Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to a non arms length party of the Company. As at September 30, 2020, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2020. As at September 30, 2020, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $202,186 change in the carrying amount.

Flora Growth Corp. (“FGC”)

On September 11, 2020, the Company received 1,010,500 common shares of BPC as consideration of selling the Company’s royalties to a non arms length party of the Company. As at September 30, 2020, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at September 30, 2020. As at September 30, 2020, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $101,093 change in the carrying amount.
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OUTSTANDING SHARE DATA

Authorized unlimited common shares without par value – 61,513,631 are issued and outstanding as at July 31, 2020.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non- redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at July 31, 2020.

Stock options and convertible securities outstanding as at July 31, 2020 are as follows:

Stock Options:
2,065,000 with exercise price ranging from $0.11 to $0.35 expiring between September 29, 2021 and December 18, 2022.

Warrants:
13,951,153 with exercise price ranging from $0.05 to $0.20 expiring between June 12, 2022 and June 26, 2022.

SUBSEQUENT EVENTS

On October 6, 2020, the Company announced it has entered into a binding Letter of Intent to acquire a 49% equity interest in DeFi Holdings Inc. The LOI contemplates that the Company and DeFi Holdings will promptly negotiate and enter into a definitive agreement together with such other documents that may be required in order to formalize and execute the terms of the Acquisition as outlined in the LOI.

In consideration for the Acquisition, the Company shall upon closing issue 20,000,000 common shares of the ompany at a deemed price of $0.055 per share to the shareholders of Defi Holdings in exchange for 49% of the common shares in the capital of Defi Holdings. Additional information in connection with the Acquisition will be provided by the Company in subsequent press releases.

The completion of the Acquisition is subject to the receipt of all necessary approvals, including without limitation, negotiation and execution of a Definitive Agreement, shareholder and board approval of each of DeFi Holdings and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) to be set out in the Definitive Agreement.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fastgrowing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart contracts, protocols, and decentralized applications (DApps) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal of intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access the network directly, so there is no need for intermediaries.
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RISKS AND UNCERTAINTIES

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

No Operating History as an Investment Issuer

The Company does not have any record of operating as an investment issuer or undertaking merchant banking operations. The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that the Company will not achieve its financial objectives as estimated by management. Furthermore, past successes of management or the Board does not guarantee future success.

Portfolio Exposure and Sensitivity to Political and Macro-Economic Conditions

Given the nature of the Company’s current and proposed investment activities, the results of operations and financial condition of the Company will be dependent upon the market value of the securities that will comprise the Company’s investment portfolio. Market value can be reflective of the actual or anticipated operating results of companies in the portfolio and/or the general market conditions that affect a particular sector. Various factors affecting a sector could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company may invest in small-cap businesses that may never mature or generate adequate returns or may require a number of years to do so. This may create an irregular pattern in the Company’s investment gains and revenues (if any).

Macro factors such as fluctuations in commodity prices and global political and economic conditions could also negatively affect the Company’s portfolio of investments. The Company may be adversely affected by the falling share prices of the securities of investee companies; as such, share prices may directly and negatively affect the estimated value of the Company’s portfolio of investments. Moreover, company- specific risks could have an adverse effect on one or more of the investments that may comprise the portfolio at any point in time. Company-specific and industry specific risks that may materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results. The factors affecting current macro-economic conditions are beyond the control of the Company.
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Cash Flow, and Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, dividends and/or royalty payments on investments and proceeds from the disposition of investments. The availability of these sources of income and the amounts generated from these sources are dependent upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to capital markets is hindered, whether as a result of a downturn in market conditions generally or to matters specific to the Company, or if the value of its investments decline, resulting in losses upon disposition.

Private Issuers and Illiquid Securities

The Company may invest in securities of private issuers, illiquid securities of public issuers and publicly- traded securities that have low trading volumes. The value of these investments may be affected by factors such as investor demand, resale restrictions, general market trends and regulatory restrictions. Fluctuation in the market value of such investments may occur for a number of reasons beyond the control of the Company and there is no assurance that an adequate market will exist for investments made by the Company. Many of the investments made by the Company may be relatively illiquid and may decline in price if a significant number of such investments are offered for sale by the Company or other investors.

Trading Price of the Common Shares Relative to Net Asset Value

The Company is neither a mutual fund nor an investment fund and, due to the nature of its business and investment strategy and the composition of its investment portfolio, the market price of the Common Shares, at any time, may vary significantly from the Company’s net asset value per Common Share. This risk is separate and distinct from the risk that the market price of the Common Shares may decrease.

Concentration of Investments

Other than as described in the Company’s filings under its profile on SEDAR, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavourable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area, resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area.

The Company’s current portfolio of assets is highly concentrated in mining company equities which operate in developing countries. Investments in such equities are subject to significant risks inherent to the mining industry and conducting business in developing countries, which may be subject to additional risks, such as significant social unrest, corruption, criminality, terrorism, acts of war, expropriation, and the absence of the rule of law. Mining industry stocks have been known to be highly volatile and subject to significant fluctuations. In addition, the Company is looking to diversify and focus its investment activities in the technology sector and green and renewable energy sectors. There is no assurance the Company will be successful in its diversification efforts. These industries are also subject to significant fluctuations and uncertainties. In the event the Company’s investment become concentrated in any such sectors, it will be subject to the risks inherent to such sectors.
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Available Opportunities and Competition for Investments

The success of the Company’s operations will depend upon, among other things: (a) the availability of appropriate investment opportunities; (b) the Company’s ability to identify, select, acquire, grow and exit those investments; and (c) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, will have a longer operating history and may be better capitalized, have more personnel and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing, which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can also be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of investments. These competitors may limit the Company’s opportunities to acquire interests in investments that are attractive to the Company. The Company may be required to invest otherwise than in accordance with its investment policy and strategy in order to meet its investment objectives. If the Company is required to invest other than in accordance with its investment policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares comprising the Company’s investment portfolio is sustainable. The trading prices of such subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including, but not limited to, quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the resource industry and general market or economic conditions. In recent years, equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments

Dependence on Management, Directors and Investment Committee

The Company is dependent upon the efforts, skill and business contacts of key members of management and the Board for, among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow assets and raise funds.

From time to time, the Company will also need to identify and retain additional skilled management to efficiently operate its business. Recruiting and retaining qualified personnel is critical to the Company’s
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success and there can be no assurance of its ability to attract and retain such personnel. If the Company is not successful in attracting and training qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Additional Financing Requirements

The Company may have ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available at all, on acceptable terms or at an acceptable level. Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the securities of the Company will earn any positive return in the short-term or long-term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments successfully. The past performance of management of the Company provides no assurance of its future success.

Potential Conflicts of Interest

Certain of the directors and officers of the Company are or may, from time to time, be involved in other financial investments and professional activities that may on occasion cause a conflict of interest with their duties to the Company. These include serving as directors, officers, advisors or agents of other public and private companies, including companies involved in similar businesses to the Company or companies in which the Company may invest, managing of investment funds, purchases and sales of securities and investment and management counselling for other clients. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s results of operations and financial condition.

Due Diligence

The due diligence process undertaken by the Company in connection with investments may not reveal all facts that may be relevant in connection with an investment. Before making investments, the Company will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third- party investigations. The due diligence investigation that is carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.
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Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of Routemaster may have a conflict of interest in negotiating and concluding terms respecting such participation.

The Company has no restrictions with respect to investing in companies or other entities in which a member of the Company’s management or Board may already have an interest or involvement. However, prior to the Company making an investment, all members of senior management and the Board shall be obligated to disclose any such other interest or involvement. In the event that a conflict is determined to exist, the Company may only proceed after receiving approval from disinterested members of the Board.

The Company is also subject to the “non arm’s length” transaction policies of the TSX Venture Exchange, which mandates disinterested shareholder approval for certain transactions.

The management and directors of the Company may be involved in other activities which may on occasion cause a conflict of interest with his or her duties to the Company. These include serving as directors, officers, promoters, advisors or agents of other public and private companies, including of companies in which the Company may invest, or being shareholders or having an involvement or financial interest in one or more shareholders of existing or prospective investee companies of the Company. The management and directors of the Company may also engage from time to time in transactions with the Company where any one or more of such persons is acting in his or her capacity as financial or other advisor, broker, intermediary, principal or counterparty.

The management and directors of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunities and requiring disclosure of conflicts of interest, and the Company will rely upon such laws in respect of any conflict of interest. Further, to the extent that management or directors of the Company engage in any transactions with the Company, such transactions will be carried out on customary and arm’s length commercial terms.

Non-controlling Interests

The Company’s investments include equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which Routemaster does not agree or that the majority stakeholders or the management of the investee Company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the values of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Litigation

Routemaster has entered into legally binding agreements with various  third  parties  on  a consulting basis. The interpretation of the rights and obligations that arise from such agreements is open to interpretation and Routemaster may disagree with the position taken by the various other parties resulting in a dispute that could potentially initiate litigation and cause Routemaster to incur legal costs in the future.
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Given the speculative and unpredictable nature of litigation, the outcome of any such disputes could have a material adverse effect on Routemaster.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies can be found in Note 2 of its annual audited financial statements for the years ended December 31, 2019 and 2018.

New accounting change

During the nine months ended September 30, 2020, the Company adopted a number of new IFRS standards, interpretations, amendments and improvements of existing standards. These included IAS 1. These new standards and changes did not have any material impact on the Company’s condensed interim financial statements.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim financial statements are as follows:

Fair value of financial derivatives
Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value.

Fair value of investment in securities not quoted in an active market or private company investments Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments
The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share- based compensation expense. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share based compensation expense.
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Investment entity
Management has determined that the Company qualifies for the exemption from consolidation given that the Company has the following typical characteristics of an investment entity:

(a)	obtains funds from one or more investors for the purpose of providing those investor(s) with investment management services;
(b)	commits to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and
(c)	measures and evaluates the performance of substantially all of its investments on a fair value basis.

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